Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

BROOKS AUTOMATION, INC.,

NINERS ACQUISITION CORPORATION,

CROSSING AUTOMATION INC.

AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC, AS THE HOLDER

REPRESENTATIVE

Dated as of October 28, 2012

2.24	Legal Compliance	36
2.25	Customers and Suppliers	37
2.26	Permits	37
2.27	Government Contracts	38
2.28	Certain Business Relationships With Affiliates	38
2.29	Brokers’ Fees	38
2.30	Books and Records	38
2.31	Information	38

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE BUYER AND THE MERGER SUB		38
3.1	Organization and Corporate Power	38
3.2	Authorization of Transaction	39
3.3	Noncontravention	39
3.4	Available Funds; Valid Issuance	39

ARTICLE IV COVENANTS		39
4.1	Closing Efforts	39
4.2	Governmental and Third-Party Notices and Consents	39
4.3	Stockholder Approval	40
4.4	Operation of Business	40
4.5	Access to Information	42
4.6	Notice of Breaches	42
4.7	Exclusivity	43
4.8	Expenses	44
4.9	FIRPTA Tax Certificate	44
4.10	Transfer Taxes	44
4.11	Employee Matters	44
4.12	Directors’ and Officers’ Indemnification	45
4.13	Repayment of Company Debt	46
4.14	2012 Income Tax Refund	46
4.15	Post-Closing Cash Transfer	46

ARTICLE V CONDITIONS TO CLOSING		47
5.1	Conditions to Each Party’s Obligations	47
5.2	Conditions to Obligations of the Buyer	47
5.3	Conditions to Obligations of the Company	48

ARTICLE VI SURVIVAL AND INDEMNIFICATION		49
6.1	Survival	49
6.2	Indemnification by the Indemnifying Securityholders	49
6.3	Indemnification Claims	50
6.4	Limitations	52
6.5	Treatment of Indemnity Payments	53
6.6	No Circular Recovery	53

ARTICLE VII TERMINATION		54
7.1	Termination of Agreement	54
7.2	Effect of Termination	55

ARTICLE VIII DEFINITIONS		55
8.1	Certain Definitions	55
8.2	Certain Rules of Construction	70

ARTICLE IX MISCELLANEOUS		71
9.1	Press Releases and Announcements	71
9.2	No Third Party Beneficiaries	71
9.3	Entire Agreement	71
9.4	Succession and Assignment	71
9.5	Counterparts and Facsimile Signature	71
9.6	Headings	72
9.7	Notices	72
9.8	Governing Law	73
9.9	Amendments and Waivers	73
9.10	Severability	73
9.11	Submission to Jurisdiction	73
9.12	WAIVER OF TRIAL BY JURY	74
9.13	Specific Performance	74
9.14	Provision Respecting Legal Representation	74

EXHIBITS:

Exhibit A -	Form of Stockholder Agreement
Exhibit B -	Form of Non-Competition Agreement
Exhibit C -	Form of Letter of Transmittal
Exhibit D -	Form of Escrow Agreement

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), is entered into as of the 28th day of October 2012, by and among Brooks Automation, Inc., a Delaware corporation (the “Buyer”), Niners Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of the Buyer (the “Merger Sub”), Crossing Automation Inc., a Delaware corporation (the “Company”) and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the holder representative (the “Holder Representative”). Capitalized terms used in this Agreement shall have the meanings ascribed to them in Article VIII.

RECITALS

(A) The respective Board of Directors of Buyer, Merger Sub and the Company have each determined that it is advisable and in the best interests of their respective corporation and the stockholders thereof that the Company be acquired by the Buyer, through the merger of the Merger Sub with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of the Buyer (the “Merger”). In furtherance thereof, the respective Board of Directors of Buyer, Merger Sub and the Company have approved the Merger and this Agreement upon the terms and subject to the conditions set forth herein. Pursuant to the Merger, all issued and outstanding shares of the Company’s capital stock will be converted into the right to receive the merger consideration as set forth herein.

(B) As a condition and an inducement to the willingness of the Buyer and the Merger Sub to enter into this Agreement: (i) the directors and officers of the Company and the Major Holders (a) have, as of the date hereof, each entered into a Stockholder Agreement with Buyer in the form attached hereto as Exhibit A (the “Stockholder Agreements”), pursuant to which, among other things, such directors, officers and Major Holders have agreed to vote for the adoption of this Agreement and the approval of the Merger and to take any other actions that may be required to consummate the Merger and the other transactions contemplated by this Agreement, on the terms and subject to the conditions set forth herein, and (b) will, promptly following the execution and delivery of this Agreement, execute and deliver stockholder written consents with respect to their shares of Company capital stock in favor of the adoption of this Agreement and the approval of the Merger and the other transactions contemplated hereby; and (ii) Key Employees have entered into offer letters with the Buyer in forms agreed upon between such parties, subject only, as a condition subsequent, to the occurrence of the Effective Time and (iii) a certain employee and stockholder of the Company has entered into the Non-Competition Agreement substantially in the form attached hereto as Exhibit B (the “Non-Competition Agreement”), subject only, as a condition subsequent, to the occurrence of the Effective Time.

NOW THEREFORE, in consideration of the premises, and the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, and intending to be legally bound, the Parties hereby agree as follows:

AGREEMENT

ARTICLE I

THE MERGER

1.1 The Merger. Upon and subject to the terms and conditions of this Agreement, at the Effective Time pursuant to the General Corporation Law of the State of Delaware (the “DGCL”), the Merger Sub shall merge with and into the Company. From and after the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation. The Merger shall have the effects set forth in Section 259 of the DGCL.

1.2 The Closing. The Closing shall take place via the remote exchange of documents commencing at 9:00 a.m. Pacific time on the Closing Date or at such other time and place as the parties hereto shall mutually agree in writing.

1.3 Actions at the Closing. At the Closing: (i) the Company shall deliver to the Buyer and Merger Sub each of the certificates, instruments and documents referred to in Section 5.2; (ii) the Buyer and the Merger Sub shall deliver to the Company each of the certificates and instruments referred to in Section 5.3; (iii) the Buyer shall cause a certificate of merger conforming to the requirements of the DGCL and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware; (iv) the Buyer shall pay (by wire transfer) to the Payment Agent an aggregate of $52,183,761 (rounded up to the nearest $0.01) representing the portion of the Merger Consideration payable at the Closing to the holders of Company Shares and the Warrant Consideration payable at Closing after giving effect to the deposit of the Working Capital Escrow Amount and the Indemnity Escrow Amount with the Escrow Agent; (v) Buyer shall deposit an aggregate of $875,000 representing the Working Capital Escrow Amount with the Escrow Agent in accordance with Section 1.9 and (vi) Buyer shall deposit an aggregate of $8,500,000 representing the Indemnity Escrow Amount with the Escrow Agent in accordance with Section 1.9.

1.4 Additional Action. The Surviving Corporation may, at any time after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of either the Company or Merger Sub, in order to consummate the transactions contemplated by this Agreement.

1.5 Calculation of Merger Consideration and Conversion of Shares.

(a) Series A Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any holder of Company Shares, each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares of Series A Preferred Stock held in the Company’s treasury) shall be converted into, and represent the right to receive, an amount in cash per share equal to (i) the Series A Preference Amount plus (ii) the product obtained by multiplying the Per Common Share Amount by the Series A Conversion Ratio, without any interest thereon and subject to the provisions of Sections 1.6, 1.9 and 1.15.

(b) Series B Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any holder of Company Shares, each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares of Series B Preferred Stock held in the Company’s treasury) shall be converted into, and represent the right to receive, an amount in cash per share equal to (i) the Series B Preference Amount plus (ii) the product obtained by multiplying the Per Common Share Amount by the Series B Conversion Ratio, without any interest thereon and subject to the provisions of Sections 1.6, 1.9 and 1.15.

(c) Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any holder of Company Shares, each Common Share issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and Common Shares held in the Company’s treasury, if any) shall be converted into, and represent the right to receive, an amount in cash per Common Share equal to the Per Common Share Amount, without any interest thereon and subject to the provisions of Sections 1.6, 1.9 and 1.15.

(d) Treasury Shares. Each Company Share held in the Company’s treasury immediately prior to the Effective Time, if any, and each Company Share owned beneficially by the Buyer or the Merger Sub, if any, shall be cancelled and retired without payment of any consideration therefor.

(e) Merger Sub Shares. Each share of common stock, $0.001 par value per share, of the Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and thereafter evidence one (1) share of common stock, $0.001 par value per share, of the Surviving Corporation.

(f) Definitions.

(i) “Aggregate Option Exercise Price” means the summation of the series of products for all Vested Options outstanding immediately prior to the Effective Time obtained by multiplying (a) the exercise price per share of each such Vested Option by (b) the number of shares underlying each such Vested Option.

(ii) “Aggregate Series A Preference Amount” means the product, in dollars, obtained by multiplying (a) the total number of issued and outstanding shares of Series A Preferred Stock as of immediately prior to the Effective Time by (b) the Series A Preference Amount.

(iii) “Aggregate Series B Preference Amount” means the product, in dollars, obtained by multiplying (a) the total number of issued and outstanding shares of Series B Preferred Stock as of immediately prior to the Effective Time by (b) the Series B Preference Amount.

(iv) “Per Common Share Amount” means the quotient obtained from dividing (i) the Merger Consideration plus the Aggregate Option Exercise Price plus the Warrant Exercise Price minus the Aggregate Series A Preference Amount minus the Aggregate Series B Preference Amount, by (ii) the sum of (A) the number of Common Shares outstanding immediately prior to the Effective Time, (B) the number of Common Shares issuable upon conversion (in accordance with the Company’s Amended and Restated Certificate of Incorporation) of all Preferred Shares issued and outstanding immediately prior to the Effective Time, (C) the number of Common Shares issuable upon exercise of all Vested Options outstanding immediately prior to the Effective Time and (D) the number of Common Shares that are issuable upon conversion of the Warrant Shares that are issuable upon exercise of the Warrant.

(v) “Merger Consideration” means (i) Sixty Three Million Dollars ($63,000,000), minus (ii) the sum of (A) the Final AWC Deficiency (if any), (B) the Company Holder Transaction Costs and (C) any Indebtedness of the Company, to the extent not paid by the Company on or prior to the Closing, plus (iii) the Final AWC Excess (if any). For the avoidance of doubt, the Option Consideration is a component of, and included in, the Merger Consideration.

(vi) “Series A Conversion Ratio” means one.

(vii) “Series B Conversion Ratio” means one.

(viii) “Series A Preference Amount” means, with respect to each share of Series A Preferred Stock outstanding immediately prior to the Effective Time, an amount equal to $1.00.

(ix) “Series B Preference Amount” means, with respect to each share of Series B Preferred Stock outstanding immediately prior to the Effective Time, an amount equal to $1.00.

(x) “Warrant Exercise Price” means the aggregate exercise price payable pursuant to the terms of the Warrant upon exercise of the Warrant for all of the Warrant Shares.

1.6 Working Capital Adjustment. The Merger Consideration shall be subject to adjustment as follows:

(a) At least three business days prior to the Closing Date, the Company shall deliver to the Buyer a certificate in the form set forth on Schedule 1.6(a) (the “Adjusted Working Capital Certificate”) executed by the chief executive officer of the Company that sets forth the Company’s reasonable and good faith calculation of the Adjusted Working Capital (the “Estimated Adjusted Working Capital”) which shall include detailed supporting information in the form set forth on Schedule 1.6(a). The Company shall deliver along with the Adjusted Working Capital Certificate, for informational purposes only, a consolidated balance sheet of the Company reflecting the Company’s reasonable and good faith determination of the assets and liabilities of the Company as of the close of business on the Closing Date prepared in accordance with GAAP on a consistent basis with the Financial Statements (the “Estimated Closing Balance Sheet”); provided that any inaccuracies in the Estimated Closing Balance Sheet shall not, in and of itself, constitute a basis for any indemnification claim pursuant to Article VI.

(b) Within 45 calendar days following the Closing, the Buyer shall deliver to the Holder Representative the Draft Adjusted Working Capital reflecting any adjustments to the Estimated Adjusted Working Capital determined by the Buyer in the period following the Closing (if there are no such adjustments by the Buyer, then the Draft Adjusted Working Capital shall be the same as the Estimated Adjusted Working Capital delivered pursuant to Section 1.6(a)). The Holder Representative shall deliver to the Buyer, on or before the date that is 30 calendar days following the delivery of the Draft Adjusted Working Capital (the “AWC Objection Deadline Date”), either a notice indicating that the Holder Representative accepts the Draft Adjusted Working Capital or a detailed statement describing its objections (if any) to the Draft Adjusted Working Capital (the “AWC Objection Statement”). If the Holder Representative delivers to the Buyer a notice accepting the Draft Adjusted Working Capital, or the Holder Representative does not deliver the AWC Objection Statement by the AWC Objection Deadline Date, then, effective as of the earlier of the date of delivery of such notice of acceptance or as of the close of business on the AWC Objection Deadline Date, the Draft Adjusted Working Capital delivered by the Buyer pursuant to this Section 1.6(b) shall be the Final Adjusted Working Capital. If the Holder Representative timely delivers the AWC Objection Statement, such objections shall be resolved as follows:

(i) The Buyer and the Holder Representative shall first use Reasonable Best Efforts to resolve such objections set forth in the AWC Objection Statement.

(ii) If the Buyer and the Holder Representative do not reach a resolution of all objections set forth in the AWC Objection Statement within 30 calendar days after delivery of such AWC Objection Statement, then the Buyer and the Holder Representative shall, within 15 calendar days following the expiration of such 30-day period, engage the Accountant, pursuant to an engagement agreement executed by the Buyer, the Holder Representative and the Accountant, to resolve any remaining objections set forth in the AWC Objection Statement (the “AWC Unresolved Objections”).

(iii) The Buyer and the Holder Representative shall jointly submit to the Accountant, within 5 calendar days after the date of the engagement of the Accountant (as evidenced by the date of the engagement agreement), a copy of the the Draft Adjusted Working Capital, a copy of the AWC Objection Statement, and a statement setting forth the resolution of any objections agreed to by the Buyer and the Holder Representative. Each of the Buyer and the Holder Representative shall submit to the Accountant (with a copy delivered to the other Party on the same day), within 30 calendar days after the date of the engagement of the Accountant, a memorandum (which may include supporting exhibits) setting forth their respective positions on the AWC Unresolved Objections. Each of the Buyer and the Holder Representative may (but shall not be required to) submit to the Accountant (with a copy delivered to the other Party on the same day), within 45 calendar days after the date of the engagement of the Accountant, a memorandum responding to the initial memorandum submitted to the Accountant by the other Party.

(iv) Within 45 calendar days after the date of its engagement hereunder, the Accountant shall determine whether the objections set forth in AWC Objection Statement are valid and shall issue a ruling which shall include the calculation of Draft Adjusted Working Capital, in each case as adjusted pursuant to any resolutions to objections agreed upon by the Buyer and the Holder Representative and pursuant to the Accountant’s resolution of the AWC Unresolved Objections. Such adjusted Draft Adjusted Working Capital shall be deemed to be the Final Adjusted Working Capital.

(v) The resolution by the Accountant of the AWC Unresolved Objections shall be conclusive and binding upon the Buyer, the Company, the Company Holders and the Holder Representative. The Buyer, the Company, the Holder Representative and the Company Holders agree that the procedures set forth in this Section 1.6 for resolving disputes with respect to the Draft Adjusted Working Capital shall be the sole and exclusive method for resolving any such disputes; provided that this provision shall not prohibit the Buyer or the Holder Representative from instituting litigation to enforce the ruling of the Accountant.

(vi) The Buyer, on the one hand, and the Company Holders, on the other hand, shall each be responsible for fifty percent (50%) of the fees and expenses of the Accountant. Promptly following the receipt by the Holder Representative and the Buyer of a statement of the Accountant’s fees and expenses, the Holder Representative and the Buyer shall deliver joint written instructions to the Escrow Agent authorizing the Escrow Agent to deliver to the Accountant an amount from the then-available Working Capital Escrow Fund equal to fifty percent (50%) of the amount of such fees and expenses representing the amount of such fees and expenses to be paid by the Company.

(c) If the Final Adjusted Working Capital is less than $8,700,000, then the Merger Consideration shall be reduced by an amount equal to such deficiency (represented as a positive number) (such amount, the “Final AWC Deficiency”) and the Buyer and the Holder Representative shall, not more than two calendar days following the date on which the Final Adjusted Working Capital is determined pursuant to this Section 1.6, deliver joint written instructions to the Escrow Agent authorizing the Escrow Agent to deliver (i) to the Buyer, an amount from the then-available Working Capital Escrow Fund equal to the Final AWC Deficiency, (ii) to the Buyer, the portion of the balance of the then-available Working Capital Escrow Fund that is payable to the holders of Vested Options for distribution to such holders of Vested Options and (iii) to the Payment Agent, the portion of the balance of the then-available Working Capital Escrow Fund that is payable to Company Stockholders and the holder of the Warrant pursuant to the terms of this Agreement and the Escrow Agreement for distribution to such Company Stockholders and such holder of the Warrant; provided that if the amount of the Final AWC Deficiency exceeds the then-available Working Capital Escrow Fund, the Buyer shall be entitled to receive an amount equal to such excess from the Available Indemnity Escrow Fund.

(d) If the Final Adjusted Working Capital is equal to $8,700,000, then Buyer and the Holder Representative shall, not more than two calendar days following the date on which the Final Adjusted Working Capital is determined pursuant to this Section 1.6, deliver joint written instructions to the Escrow Agent authorizing the Escrow Agent to deliver (i) to the

Buyer, the portion of the then-available Working Capital Escrow Fund that is payable to holders of Vested Options for distribution to such holders of Vested Options and (ii) to the Payment Agent the portion of the then-available Working Capital Escrow Fund that is payable to Company Stockholders and the holder of the Warrant pursuant to the terms of this Agreement and the Escrow Agreement for distribution to such Company Stockholders and such holder of the Warrant.

(e) If the Final Adjusted Working Capital exceeds $8,700,000, then the Merger Consideration shall be increased by an amount equal to such excess (such amount, the “Final AWC Excess”) and, not more than 5 calendar days following the date on which the Final Adjusted Working Capital is determined pursuant to this Section 1.6, (i) the Buyer and the Holder Representative shall deliver joint written instructions to the Escrow Agent authorizing the Escrow Agent to deliver (A) to the Buyer, the portion of the then then-available Working Capital Escrow Fund that is payable to holders of Vested Options for distribution to such holders of Vested Options and (B) to the Payment Agent the portion of the then-available Working Capital Escrow Fund that is payable to Company Stockholders and the holder of the Warrant pursuant to the terms of this Agreement and the Escrow Agreement for distribution to such Company Stockholders and the holder of the Warrant, (ii) the Buyer shall promptly deliver that portion of the Final AWC Excess that is payable to Company Stockholders and the holder of the Warrant to the Payment Agent for distribution to the Company Stockholders and the holder of the Warrant, respectively, and (iii) the Buyer shall promptly pay to the holders of Vested Options, that portion of the Final AWC Excess that is payable to holders of Vested Options.

1.7 Dissenting Shares.

(a) Dissenting Shares shall not be converted into or represent the right to receive the Merger Consideration unless the Company Stockholder holding such Dissenting Shares shall have forfeited his, her or its right to appraisal under the DGCL or the CGCL or properly withdrawn his, her or its demand for appraisal. If such Company Stockholder has so forfeited or withdrawn his, her or its right to appraisal of Dissenting Shares, then, (i) as of the occurrence of such event, such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the Merger Consideration payable in respect of such Company Shares pursuant to Section 1.5, and (ii) promptly following the occurrence of such event, the Buyer or the Surviving Corporation shall deliver to such Company Stockholder a payment representing the portion of the Merger Consideration to which such holder is entitled pursuant to Section 1.5, subject to the provisions of Section 1.9 and Section 1.13.

(b) The Company shall give Buyer (i) prompt notice of any written demands for appraisal of any Company Shares, withdrawals of such demands, and any other documents and instruments that relate to such demands received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL prior to the Effective Time. The Company shall not, except with the prior written consent of the Buyer, make any payment with respect to any demands for appraisal of Company Shares or offer to settle or settle any such demands.

1.8 Options and Warrant; Post-Closing Payments.

(a) The vesting of outstanding unvested Options shall be accelerated to the extent provided on Section 2.2(c) of the Company Disclosure Letter as of immediately prior to the Effective Time. Each outstanding Option, whether vested or unvested, shall be cancelled at the Effective Time. The holder of each Vested Option (after giving effect to the accelerated vesting provided in this Section 1.8(a)) shall be entitled to receive the Option Consideration (without any interest thereon and subject to the provisions of Sections 1.6, 1.9 and 1.15) with respect to each such Vested Option. At the Effective Time, the holder of each Option shall have no further rights with respect thereto other than the payment of the applicable Option Consideration to each holder of a Vested Option. The Option Consideration shall be paid to each holder of a Vested Option as soon as reasonably practicable following the Effective Time (and in any event not later than the Buyer’s second regularly scheduled payroll date following the Effective Time) pursuant to the Buyer’s standard payroll procedures. For the avoidance of doubt, each unvested Option shall be cancelled at the Effective Time and the holder thereof shall not be entitled to receive any Option Consideration. Prior to the Closing, the Company shall send a notice to each holder of an Option stating: (i) that the vested portion of each Option shall be cancelled in exchange for the Option Consideration payable to the applicable holder of a Vested Option, (ii) that the unvested portion of each Option shall be cancelled without consideration and (iii) that by accepting the Option Consideration, each holder of a Vested Options authorizes the Holder Representative to do such acts or things as set forth in Section 1.14.

(b) Prior to the Effective Time, the Company shall enter into an agreement, in a form reasonably satisfactory to the Buyer, with the holder the Warrant providing for a termination of such Warrant effective as of the Effective Time, in exchange for the payment Warrant Consideration (without any interest thereon and subject to the provisions of Sections 1.6, 1.9 and 1.15).

(c) Notwithstanding anything to the contrary contained herein, any amounts payable to holders of Vested Options pursuant to Section 1.6, Section 4.14 or Section 4.15 shall be paid on the Buyer’s first regularly scheduled payroll date following December 15, 2012 (but in any event not later than December 31, 2012) (the “Post-Closing Payment Date”) pursuant to the Buyer’s standard payroll procedures; provided, however that if the Final Adjusted Working Capital is not determined prior to the Post-Closing Payment Date, then any payments required to be made to holders of Vested Options pursuant to Section 1.6 shall be paid on the date of the Buyer’s regularly scheduled payroll date following such determination.

1.9 Escrow.

(a) On the Closing Date, either the Buyer or the Merger Sub shall deposit $875,000 of the Merger Consideration otherwise payable to the Company Holders pursuant to Section 1.5 (the “Working Capital Escrow Amount”) with the Escrow Agent for the purpose of securing the reimbursement obligations of the Company Holders as set forth in Section 1.6. The Working Capital Escrow Amount and any interest earned thereon, is referred to herein as the “Working Capital Escrow Fund” and is established for the purpose of securing the reimbursement rights of the Buyer and the reimbursement obligations of the Company Holders as set forth in Section 1.6. The Working Capital Escrow Fund shall be held by the Escrow Agent in accordance with the terms hereof and the Escrow Agreement. The payment of any amounts required to be made to the Buyer pursuant to Section 1.6 shall be made solely from the Working Capital Escrow Fund, provided, that, if the Available Working Capital Escrow Fund is insufficient to fully satisfy any such amounts, then the Buyer, in its sole discretion, may be reimbursed for any such deficiencies from the Available Indemnity Escrow Fund. The Working Capital Escrow Fund shall be disbursed pursuant to Section 1.6 and the terms of the Escrow Agreement. The Working Capital Escrow Fund shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms set forth in this Agreement and the Escrow Agreement.

(b) On the Closing Date, the Buyer shall deposit $8,500,000 of the Merger Consideration otherwise payable to the Company Holders pursuant to Section 1.5 (the “Indemnity Escrow Amount”) with the Escrow Agent. The Indemnity Escrow Amount and any interest earned thereon, is referred to herein as the “Indemnity Escrow Fund” and is established for the purpose of securing the indemnification rights of the Buyer and the indemnification obligations of the Company and the Indemnifying Securityholders pursuant to this Agreement. The Indemnity Escrow Fund shall be held by the Escrow Agent pursuant to the terms of Article VI and the Escrow Agreement. The Indemnity Escrow Fund shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any Person, and shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement. Subject to the restrictions and limitations set forth in Article VI and the Escrow Agreement, at the close of business on the date that is fifteen (15) months following the Closing Date, the Available Indemnity Escrow Fund shall be released to the Company Holders and thereafter any of the Indemnity Escrow Fund which previously did not constitute Available Indemnity Escrow Fund shall be released as it becomes Available Indemnity Escrow Fund. The Parties acknowledge and agree that the Working Capital Escrow Fund shall not be available to satisfy the indemnification obligations of the Indemnifying Securityholders and the Company set forth in this Agreement other than to secure the reimbursement rights of the Buyer and the reimbursement obligations of the Company Holders as set forth in Section 1.6 and Section 6.2(b).

(c) The adoption of this Agreement and the approval of the Merger by the Company Stockholders shall constitute approval of (i) the Working Capital Escrow Fund, the Indemnity Escrow Fund and of all of the arrangements relating thereto, including the placement of the Working Capital Escrow Amount and the Indemnity Escrow Amount into the applicable escrow and (ii) the appointment of the Holder Representative to serve as the agent of the Company Holders as set forth in this Agreement.

1.10 Certificate of Incorporation and Bylaws.

(a) The Certificate of Incorporation of the Surviving Corporation immediately following the Effective Time shall be the same as the Certificate of Incorporation of Merger Sub immediately prior to the Effective Time, except that (i) the name of the corporation set forth therein shall be changed to the name of the Company and (ii) the identity of the incorporator shall be deleted.

(b) The Bylaws of the Surviving Corporation immediately following the Effective Time shall be the same as the Bylaws of Merger Sub immediately prior to the Effective Time, except that the name of the corporation set forth therein shall be changed to the name of the Company.

1.11 No Further Rights. From and after the Effective Time, no Company Shares shall be deemed to be outstanding and holders of certificates formerly representing Company Shares shall cease to have any rights with respect thereto except as provided herein or by Law.

1.12 Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Company Shares shall thereafter be made. If, after the Effective Time, certificates formerly representing Company Shares are presented to Buyer or the Surviving Corporation, they shall be cancelled and converted in accordance with Section 1.5, subject to Section 1.9 and Section 1.13 and subject further to applicable Law in the case of Dissenting Shares.

1.13 Exchange of Shares.

(a) Prior to the Effective Time, the Buyer shall appoint Wilmington Trust, N.A. as the payment agent (the “Payment Agent”) to effect the payment of the Merger Consideration in exchange for certificates (as applicable) representing the Company Shares issued and outstanding immediately prior to the Effective Time (the “Company Certificates”). The Buyer shall deliver to the Payment Agent, no later than the Closing Date, in trust for the benefit of holders of Company Certificates, cash in the amount of the portion of the Merger Consideration payable to Company Stockholders as of the Closing Date. Promptly following the Effective Time, the Buyer shall cause the Payment Agent to send a notice and a letter of transmittal, in substantially the form attached as Exhibit C hereto (the “Letter of Transmittal”), to each holder of a Company Certificate advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Payment Agent such Company Certificate in exchange for the portion of the Merger Consideration payable to such holder pursuant to Section 1.5. Each holder of a Company Certificate, upon proper surrender thereof to the Payment Agent in accordance with the instructions in such notice, shall be entitled to receive in exchange therefor within five business days (subject to the provisions of Section 1.7 and the withholding of all applicable taxes required to be withheld) the cash amount payable pursuant to Section 1.5. Until properly surrendered, each Company Certificate shall be deemed for all purposes to evidence only the right to receive the cash amount payable pursuant to Section 1.5 (other than with respect to Dissenting Shares). Holders of Company Certificates shall not be entitled to receive payment of any amount until such Company Certificates are properly surrendered.

(b) If any payment is to be made to or in the name of a Person other than the Person in whose name the Company Certificate surrendered in exchange therefor is registered, it shall be a condition to such payment that (i) the Company Certificate so surrendered shall be transferable, and shall be properly assigned, endorsed or accompanied by appropriate stock powers, (ii) such transfer shall otherwise be proper, and (iii) the Person requesting such transfer shall pay to the Payment Agent any transfer or other taxes payable by reason of the foregoing or establish to the satisfaction of the Payment Agent and the Buyer that such taxes have been paid or are not required to be paid. Notwithstanding the foregoing, neither the Payment Agent nor any Party shall be liable to a holder of Company Shares for any amount payable to such holder pursuant to Section 1.5 that is delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(c) In the event any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed, Buyer shall pay in exchange for such lost, stolen or destroyed Company Certificate the amount payable in exchange therefor pursuant to Section 1.5. The Buyer may, in its discretion and as a condition precedent to the payment thereof, require the owner of such lost, stolen or destroyed Company Certificate to deliver to the Buyer a bond in such sum as the Buyer may reasonably direct as indemnity against any claim that may be made against the Buyer with respect to the Company Certificate alleged to have been lost, stolen or destroyed.

1.14 Holder Representative.

(a) In order to efficiently administer (i) the determination of the Merger Consideration adjustment pursuant to Section 1.6, (ii) the waiver of any condition to the obligations of the Company and the Company Holders to consummate the transactions contemplated hereby and (iii) the defense and/or settlement of any claims for which the Indemnifying Securityholders may be required to indemnify the Indemnified Parties pursuant to Article VI hereof, among other things, the Company Holders by their adoption of this Agreement pursuant to this Section 1.14 designate Shareholder Representative Services LLC as the Holder Representative.

(b) In the event that the Holder Representative dies, becomes unable to perform his responsibilities hereunder or resigns from such position, the Company Stockholders holding, prior to the Closing, a majority of the outstanding Company Shares shall select another representative to fill such vacancy and such substituted representative shall be deemed to be the Holder Representative for all purposes of this Agreement.

(c) A decision, act, consent or instruction of the Holder Representative (including, without limitation, any agreement between the Holder Representative and the Buyer relating to the determination of the Merger Consideration, any Merger Consideration adjustments, or the defense or settlement of any claims for which the Indemnifying Securityholders may be required to indemnify the Indemnified Parties pursuant to Article VI hereof) shall constitute a decision, act, consent or instruction of all Major Holders and all other Company Holders and shall be binding and conclusive upon each of such Persons and the Buyer, Surviving Corporation and Escrow Agent may rely upon any such decision, act, consent or instruction as being the decision, act, consent or instruction of each and every such Person. The Buyer, Surviving Corporation and Escrow Agent are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Holder Representative.

(d) By voting in favor of the approval of the Merger and the adoption of this Agreement and accepting receipt of the Merger Consideration, the Company Holders shall have constituted and appointed, upon the Effective Time, the Holder Representative (and by his execution of this Agreement as Holder Representative, Shareholder Representative Services LLC hereby accepts its appointment) as the true, exclusive and lawful agent and attorney-in-fact of the Company Holders to act in the name, place and stead of the Company Holders in connection with the transactions contemplated by this Agreement, in accordance with the terms and provisions of this Agreement, and to act on behalf of the Company Holders in any Legal Proceeding affecting the Company Holders, to do or refrain from doing all such further acts and things, and to execute all such documents as the Holder Representative shall deem necessary or appropriate in connection with the transactions contemplated by this Agreement, including the power:

(i) to make all decisions relating to the determination of the Merger Consideration and any of the Merger Consideration adjustments, (ii) to take all action necessary in connection with the waiver of any condition to the obligations of the Company and/or the Company Holders to consummate the transactions contemplated hereby, or the defense and/or settlement of any claims for which the Indemnifying Securityholders may be required to indemnify the Indemnified Parties pursuant to Article VI hereof, (iii) to give and receive all notices required to be given under the Agreement and (iv) to take any and all additional action as is contemplated to be taken by or on behalf of the Company Holders by the terms of this Agreement.

(ii) to execute and deliver all amendments, waivers, ancillary agreements, stock powers, certificates and documents that the Holder Representative deems necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement;

(iii) to receive funds for the payment of expenses of the Company Holders and apply such funds in payment for such expenses;

(iv) to do or refrain from doing any further act or deed on behalf of the Company Holders that the Holder Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement as fully and completely as the Company Holders could do if personally present; and

(v) to receive service of process in connection with any claims under this Agreement.

(e) The Holder Representative shall incur no Liability to the Company Holders with respect to any action taken or suffered by him in reliance upon any notice, direction, instruction, consent, statement or other documents believed by them to be genuinely and duly authorized, nor for other action or inaction except his own willful misconduct or gross negligence. The Holder Representative may, in all questions arising under this Agreement or the Escrow Agreement, rely on the advice of counsel and the Holder Representative shall not be liable to the Company Holders for anything done, omitted or suffered in good faith by the Holder Representative based on such advice. Notwithstanding anything to the contrary set forth in this Agreement, the Holder Representative shall not do, and shall not have the authority to do, any of the following: (i) bind any Major Holder to liability under this Agreement, any Ancillary Agreement or otherwise, including claims by any of the Indemnified Parties, in excess of the basis and levels of liability set forth in such applicable agreement for any such Major Holder without such Major Holder’s prior written consent; (ii) amend any provision of Article VI of this Agreement or the indemnification provisions of any Ancillary Agreement unless each Major Holder shall have previously consented to such amendment in writing; or (iii) otherwise amend any provision of this Agreement or any Ancillary Agreement if such amendment materially and adversely affects the rights of a Major Holder in a manner not applicable to all Company Stockholders generally without such Major Holder’s prior written consent.

(f) The Company Holders shall severally indemnify the Holder Representative and hold it harmless against and from any loss, liability, damage, claim, penalty, fine, forfeiture, action, fee, cost or expense (including attorneys fees reasonably incurred or suffered as a result of the performance of his duties under this Agreement) incurred without willful misconduct or gross negligence by the Holder Representative (collectively, “Representative Loss”) arising out of or in connection with the acceptance or administration of its duties hereunder, in each case as such Representative Loss is suffered or incurred. If not paid directly to the Holder Representative by the Company Holders, any such Representative Losses may be recovered by the Holder Representative from (i) the funds in the Expense Fund (as defined below) and (ii) the amounts in the Indemnity Escrow Fund at such time as remaining amounts would otherwise be, subject to the provisions of Article VI, distributable to the Company Holders; provided, that while this Section 1.14(f) allows the Holder Representative to be paid from the Expense Fund and the Indemnity Escrow Fund, this does not relieve the Company Holders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Holder Representative from seeking any remedies available to it at Law or otherwise. All expenses incurred by the Holder Representative in connection with the performance of its duties as Holder Representative shall be borne and paid by the Company Holders, in proportion to their Pro Rata Portion; provided however, that $50,000 (the “Expense Fund”) shall be paid to the Holder Representative by the Company immediately prior to the Closing, such amount for all purposes of this Agreement to be deemed a Company Holder Transaction Cost. The Expense Fund will be used for the purposes of paying directly, or reimbursing the Holder Representative for, any third party expenses pursuant to this Agreement or the Escrow Agreement. The Company Holders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Holder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Holder Representative will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. As soon as practicable following the release in full of the Indemnity Escrow Fund, the Holder Representative will deliver the balance of the Expense Fund to the Payment Agent for further distribution to the Company Holders.

1.15 Withholding. The Buyer and the Payment Agent shall be entitled to deduct and withhold from the amounts otherwise payable by them pursuant to this Agreement to any Person, including any payments to the Escrow Agent and payments under the Escrow Agreement, any amounts required by applicable Law to be deducted and withheld by the Buyer or the Payment Agent with respect to the making of such payment, and to request any necessary Tax forms, including Forms W-8 or W-9, as applicable, from the Company Holders and any other recipients of payments hereunder. Any amounts so deducted and withheld and remitted to the appropriate Governmental Entity in accordance with applicable Law shall be treated for all purposes under this Agreement as an amount paid to the Person to whom the payment from which such amount was withheld was made.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Buyer that, except as set forth in the Company Disclosure Letter, the statements contained in this Article II are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date or period (in which case such representations and warranties will be true and correct as of such date or period). The Company Disclosure Letter shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article II. The disclosures in any section or subsection of the Company Disclosure Letter shall qualify other sections and subsections in this Article II only to the extent it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other sections and subsections.

2.1 Organization, Qualification and Corporate Power. The Company is a corporation duly incorporated, validly existing and in corporate and tax good standing under the Laws of the State of Delaware. The Company is duly qualified to conduct business and is in corporate and tax good standing under the Laws of each jurisdiction listed in Section 2.1 of the Company Disclosure Letter, which jurisdictions constitute the only jurisdictions in which the nature of the Company’s businesses or the ownership or leasing of its properties requires such qualification, except for those jurisdictions in which the failure to be so qualified or in good standing, would not be, individually or in the aggregate, material to the Company. The Company has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except for the absence of any power or authority which would not be, individually or in the aggregate, material to the Company. The Company has made available to the Buyer complete and accurate copies of its Amended and Restated Articles of Incorporation and Bylaws of the Company. The Company is not in default under or in violation of any provision of its Amended and Restated Articles of Incorporation or Bylaws.

2.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 42,000,000 Common Shares, of which, as of the date of this Agreement, 3,167,813 shares were issued and outstanding and no shares were held in the treasury of the Company, and (ii) 28,000,000 Preferred Shares, of which (A) 16,000,000 shares have been designated as Series A Preferred Stock, $0.0001 par value per share, of which, as of the date of this Agreement, 15,216,359 shares were issued and outstanding and were convertible into 15,216,359 Common Shares, and (B) 12,000,000 shares have been designated as Series B Preferred Stock, $0.0001 par value per share, of which, as of the date of this Agreement, 7,205,000 shares were issued and outstanding and were convertible into 7,205,000 Common Shares. Other than shares reserved for issuance upon conversion of Preferred Shares as set forth above or exercise of Options as set forth below, no Company Shares will be issued prior to the Effective Time.

(b) Section 2.2(b) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of the Agreement, of the holders of capital stock of the Company, showing the number of shares of capital stock, and the class or series of such shares, held by each stockholder of the Company, and for securities other than Common Shares, the number of Common Shares (if any) into which such shares are convertible or exercisable. Section 2.2(b) of the Company Disclosure Letter also sets forth all outstanding Common Shares that are otherwise subject to a repurchase or redemption right, indicating the name of the applicable stockholder, the vesting schedule (including any acceleration provisions with respect thereto), and the repurchase price payable by the Company. All of the issued and outstanding shares of capital stock of the Company and all other shares of capital stock or other equity interests ever issued by the Company have been duly authorized and validly issued and are and were, when issued, fully paid and nonassessable. All of the shares of capital stock of the Company ever issued by the Company have been offered, issued and sold by the Company in compliance with all applicable securities Laws.

(c) Section 2.2(c) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement of: (i) all Company Stock Plans, indicating for each Company Stock Plan the number of Common Shares issued to date under such Company Stock Plan, the number of Common Shares subject to outstanding options under such Company Stock Plan and the number of Common Shares reserved for future issuance under such Company Stock Plan; (ii) all holders of outstanding Options, indicating with respect to each Option (A) the Company Stock Plan under which it was granted, (B) the number of Common Shares subject to such Option, the exercise price, the date of grant, the vesting schedule (including any acceleration provisions with respect thereto), (C) whether such Option is currently held by an employee or non-employee of the Company or a Subsidiary of the Company, (D) the expiration date of the Option, and (E) the classification of such option as an incentive stock option or a nonqualified stock option and (iii) all holders of outstanding Warrants, indicating with respect to each Warrant the agreement or other document under which it was granted, the number of shares of capital stock, and the class or series of such shares, subject to such Warrant, the exercise price, the date of issuance and the expiration date thereof. The Company has provided or made available to the Buyer complete and accurate copies of (x) all Company Stock Plans, (y) forms of all stock option agreements evidencing all Options and (z) the Warrant. All Options were granted with an exercise price that was at least equal to the fair market value of the Common Shares on the date of grant of such Option. The Company has not adjusted the exercise price of any Option. The Company’s past and current stock option grant practices (A) complied in all material respects with the terms of the applicable Company Stock Plan and all applicable Laws,

(B) have been fairly presented in accordance with GAAP on a consistent basis with the Financial Statements in the Company’s financial statements, and (C) are not, and have not been, the subject of any internal investigation, review or inquiry. All of the shares of capital stock of the Company subject to Options and Warrants will be, upon issuance pursuant to the exercise of such instruments, duly authorized, validly issued, fully paid and nonassessable.

(d) The Company has delivered to the Buyer a complete and accurate spreadsheet in a form reasonably acceptable to Buyer and the Escrow Agent, specifying the information set forth on Schedule 2.2(d) (the “Merger Consideration Allocation Spreadsheet”). When all of the Merger Consideration is distributed in accordance with Section 1.5 and the Merger Consideration Allocation Spreadsheet, each holder of Company Shares, and Options and the holder of the Warrant shall have received the portion of the Merger Consideration, if any, to which the holder of such Company Shares and Options and the holder of the Warrant are entitled under and in accordance with the rights (including liquidation rights) and privileges set forth in the Company’s Amended and Restated Certificate of Incorporation, the applicable Company Stock Plan and the applicable Warrant agreement.

(e) Except as set forth on Section 2.2(e) of the Company Disclosure Letter, no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of the Company is authorized or outstanding. The Company has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right, or to issue or distribute to holders of any shares of its capital stock any evidences of Indebtedness or assets of the Company. The Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or to make any other distribution in respect thereof. All repurchases, redemptions or other acquisitions of Company Shares, other capital stock or other equity securities of the Company undertaken by the Company at any time have complied with all applicable Laws and have not violated the Amended and Restated Certificate of Incorporation and Bylaws of the Company (or other equivalent corporate governing documents) then in place or any other restriction contained in any Contract to which the Company or any of its Affiliates is or was at such time a party. No Person has claimed or, to the Company’s knowledge, threatened to claim that such Person’s Company Shares, other capital stock or other equity interests in the Company have been wrongfully repurchased, redeemed or acquired by the Company or that any repurchase, redemption or acquisition by the Company of its Company Shares or other equity interests violated applicable Law. There are no outstanding or authorized grants of equity or equity-related compensation with respect to the Company which have not otherwise been embodied in written agreements with the grantee thereof which have been made available to the Buyer.

(f) Except as set forth on Section 2.2(f) of the Company Disclosure Letter, there is no agreement, written or oral, between the Company and any holder of its securities, or, to the Company’s knowledge, among any holders of its securities, relating to the sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights), registration under the Securities Act, or voting, of the capital stock of the Company.

(g) Except as set forth on Section 2.2 of the Company Disclosure Letter, there are no shares of capital stock or other equity securities of any class of the Company, or any securities convertible into or exchangeable or exercisable for shares of capital stock or other equity securities.

(h) Other than the holders of shares of capital stock of the Company set forth on Section 2.2 of the Company Disclosure Letter, no Person has claimed or, to the Company’s knowledge, threatened to claim that such Person has or is entitled to: (i) shares of the Company’s capital stock or any other equity or other ownership interest in the Company, (ii) any rights of an owner of an equity interest in the Company, including any option, preemptive rights or rights to notice or to vote or (iii) any rights under the Amended and Restated Certificate of Incorporation and Bylaws of the Company.

2.3 Authorization of Transaction. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement (to which it is a party) and to perform its obligations hereunder and thereunder. The execution and delivery by the Company of this Agreement and the Ancillary Agreements (to which it is a party), the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Company. This Agreement and the Ancillary Agreements (to which it is a party) have been duly and validly executed and delivered by the Company and constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, subject, in each instance, to (x) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to (y) general equity principles, regardless of whether such enforceability is considered in a Legal Proceeding at law or in equity ((x) and (y) of this Section 2.3, collectively, the “Bankruptcy and Equity Exception”).

2.4 Noncontravention. Assuming that the Requisite Stockholder Approval is obtained, neither the execution and delivery by the Company of this Agreement or the Ancillary Agreements (to which it is a party), nor the consummation by the Company and its Subsidiaries of the transactions contemplated hereby or thereby, will (a) conflict with or violate any provision of the Amended and Restated Certificate of Incorporation or Bylaws of the Company or the charter, bylaws or other organizational document of any of its Subsidiaries, (b) require on the part of the Company or any of its Subsidiaries any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of their respective assets is subject, (d) result in the imposition of any Security Interest upon the Company Shares, the Options, the Warrant or any of the respective assets of the Company or any of its Subsidiaries or (e) to the Company’s knowledge, violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any of its Subsidiaries or any of their respective properties or assets, with such exceptions, in the case of each of clauses (b) through (d) of this Section 2.4, as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries.

2.5 Subsidiaries.

(a) Section 2.5(a) of the Company Disclosure Letter sets forth: (i) the name of each Company Subsidiary; (ii) the number and type of outstanding equity securities (and any rights to purchase securities) of each Company Subsidiary and a list of the holders thereof; (iii) the type of entity and the jurisdiction of organization of each Company Subsidiary; (iv) the names of the officers and directors of each Company Subsidiary; and (v) the jurisdictions in which each Company Subsidiary is qualified or holds licenses to do business as a foreign corporation or other entity.

(b) Each Company Subsidiary is a duly organized, validly existing and in corporate (or the foreign equivalent) and tax good standing under the Laws of the jurisdiction of its incorporation. Each Company Subsidiary is duly qualified to conduct business and is in corporate and tax good standing under the Laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, is not material to the Company and its Subsidiaries. Each Company Subsidiary has all requisite power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except for the absence of any power or authority which would not be individually or in the aggregate, material to the Company and its Subsidiaries. The Company has made available to the Buyer complete and accurate copies of the charter, bylaws or other organizational documents of each Company Subsidiary. No Company Subsidiary is in default under or in violation of any provision of its charter, bylaws or other organizational documents. All of the issued and outstanding shares of capital stock of each Company Subsidiary are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. The Company, directly or indirectly, owns all of the outstanding equity interests of each Company Subsidiary. All shares of each Company Subsidiary that are held of record or owned beneficially by either the Company or any of its Subsidiaries are held or owned free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities Laws), claims, Security Interests, options, warrants, rights, contracts, calls, commitments, equities and demands. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company or any of its Subsidiaries is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any of the Company’s Subsidiaries. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any of the Company’s Subsidiaries. There are no voting trusts, proxies or other agreements or understandings to which the Company is a party with respect to the voting of any capital stock of any of the Company’s Subsidiaries.

(c) The Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity that is not a Subsidiary of the Company.

2.6 Financial Statements.

(a) The Company has made available the Financial Statements to the Buyer. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, comply as to form in all material respects with applicable accounting requirements in effect and applicable thereto as of their respective dates, are correct and complete in all material respects and fairly present the consolidated financial condition, results of operations and cash flows of the Company and its Subsidiaries as of the respective dates thereof and for the periods referred to therein and are prepared from the books and records of the Company and its Subsidiaries; provided, however, that the Financial Statements referred to in clause (b) of the definition of such term are subject to normal recurring year-end adjustments, which will not be material, taken as a whole, in amount or effect, and do not include footnotes. Since the beginning of the period covered by the Financial Statements, there has been no material change in any accounting policies, principles, methods or practices, including any change with respect to reserves (whether for bad debts, contingent Liabilities or otherwise), of the Company or any of its Subsidiaries. No audit firm has ever declined or indicated its inability to issue an opinion with respect to any financial statements of the Company or any of its Subsidiaries.

(b) The Company has at all times (i) made and kept accurate books and records and (ii) maintained, enforced and complied with internal accounting controls customary for private companies of the size of the Company and its Subsidiaries and for the industry in which the Company and its Subsidiaries operate that have at all times provided reasonable assurance that (A) transactions are (and have been) executed in accordance with management’s general or specific authorization, (B) transactions are (and have been) recorded as necessary to permit preparation of the Company’s financial statements and to maintain accountability for its assets, (C) access to the Company’s assets is (and has been) permitted only in accordance with management’s general or specific authorization and (D) the reported accountability for the Company’s assets is (and has been) compared with existing assets at reasonable intervals. During the periods covered by the Financial Statements, there has been (i) no material deficiency in the design or operation of the Company’s internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information during any of the periods covered by the Financial Statements, (ii) no fraud, whether or not material, involving any member of the Company’s board of directors or management or any other employee of the Company who has a significant role in the Company’s internal control over financial reporting and (iii) no claim or allegation regarding any of the foregoing.

2.7 Absence of Certain Changes. Since the Most Recent Balance Sheet Date, (i) there has occurred no event or development which, individually or in the aggregate, has had, or would reasonably be expected to have in the future, a Company Material Adverse Effect, and (ii) neither the Company nor any of its Subsidiaries has taken any of the actions set forth in paragraphs (a) through (o) of Section 4.4.

2.8 Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liability except for (a) Liabilities shown on the Most Recent Balance Sheet and the Final

Adjusted Working Capital, (b) Liabilities which have arisen since the Most Recent Balance Sheet Date in the Ordinary Course of Business which are similar in amount and nature to the liabilities which arose during the comparable period of time during the immediately preceding fiscal period, and (c) contractual and other Liabilities incurred in the Ordinary Course of Business which are not required by GAAP to be reflected on a balance sheet and which are in an amount less than $50,000 in the aggregate.

2.9 Tax Matters.

(a) Each of the Company and its Subsidiaries has properly filed on a timely basis all material Tax Returns that it was required to file, and all such Tax Returns were true, correct and complete in all material respects. Neither the Company nor any of its Subsidiaries is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns, other than a group of which the common parent is the Company. Each of the Company and its Subsidiaries has paid on a timely basis all material Taxes, whether or not shown on any Tax Return, that were due and payable. The unpaid Taxes of the Company and each of its Subsidiaries for Tax periods through the Most Recent Balance Sheet Date do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Most Recent Balance Sheet and all unpaid Taxes of the Company and each Subsidiary for all Tax periods commencing after the Most Recent Balance Sheet Date arose in the Ordinary Course of Business and are of a type and amount commensurate with Taxes attributable to prior similar periods. Neither the Company nor any Subsidiary (i) has any Liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Law) for any Taxes of any Person other than the Company or any of its Subsidiaries as a result of having been a member of a group filing a consolidated, combined or unitary Tax Return prior to the Closing, (ii) has any material Liability for any Taxes of any Person (other than the Company or any of its Subsidiaries) as a transferee or successor under applicable Law by reason of a transaction occurring prior to the Closing or (iii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement (excluding, for the avoidance of doubt, leases, credit agreements and other Contracts entered into in the Ordinary Course of Business that do not primarily relate to Taxes). All Taxes that the Company or any of its Subsidiaries was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity, and each of the Company and its Subsidiaries has complied with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid to any employee, independent contractor, creditor, or other third party.

(b) The Company has made available to the Buyer (i) complete and correct copies of all income and other material Tax Returns of the Company and any of its Subsidiaries relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired, (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of the Company or any of its

Subsidiaries relating to Taxes for all taxable periods for which the statute of limitations has not yet expired, and (iii) complete and correct copies of all material agreements, rulings, settlements, or other Tax documents with or from any Governmental Entity relating to Tax incentives of the Company or any of its Subsidiaries. No examination or audit or other action of or relating to any Tax Return of the Company or any Subsidiary by any Governmental Entity is currently in progress or, to the knowledge of the Company, threatened. No deficiencies for Taxes of the Company or any Subsidiary have been claimed, proposed or assessed in writing, or to the Company’s knowledge, otherwise, by any Governmental Entity. Neither the Company nor any Subsidiary has been informed by any jurisdiction that the jurisdiction believes that the Company or any Subsidiary was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction. Neither the Company nor any Subsidiary has (x) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, (y) requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, or (z) executed or filed any power of attorney with any taxing authority, which is still in effect.

(c) Neither the Company nor any of its Subsidiaries has made any payment, is obligated to make any payment, or is a party to any agreement, contract, arrangement or plan that, as a result of the consummation of the Merger or the other transactions contemplated by this Agreement and without taking into account any payment that may be entered into by Buyer without the knowledge of the Company, could obligate it to make any payment that may be treated as an “excess parachute payment” under Section 280G of the Code (without regard to Sections 280G(b)(4) and 280G(b)(5) of the Code).

(d) None of the assets of the Company or any of its Subsidiaries is “tax-exempt use property” within the meaning of Section 168(h) of the Code or directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code.

(e) There are no adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax Laws) that are required to be taken into account by the Company or any of its Subsidiaries in any period (or portion thereof) ending after the Closing Date by reason of a change in method of accounting filed or adopted prior to the Closing.

(f) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(g) Neither the Company nor any of its Subsidiaries has distributed to its stockholders or security holders stock or securities of a controlled corporation, nor has stock or securities of the Company or any Subsidiary been distributed, in a transaction to which Section 355 of the Code applies in the three year period prior to the date of this Agreement.

(h) Section 2.9(h) of the Company Disclosure Letter sets forth each jurisdiction (other than United States federal) in which the Company or any Subsidiary files, is required to file or has been required to file a material Tax Return or is or has been liable for any

Taxes on a “nexus” basis and each jurisdiction that has sent notices or communications of any kind requesting information relating to the Company’s or any of its Subsidiaries’ nexus with such jurisdiction.

(i) The Company has not had a permanent establishment in any foreign country as defined in any applicable Tax treaty or convention between the United States and such foreign country.

(j) Neither the Company nor any of its Subsidiaries is a party to a gain recognition agreement under Section 367 of the Code.

(k) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (ii) installment sale or other open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, or (iv) any election made pursuant to Section 108(i) of the Code on or prior to the Closing Date.

(l) There are no liens for Taxes upon any of the assets or properties of the Company or any of its Subsidiaries, other than with respect to Taxes not yet due and payable.

(m) Section 2.9(m) of the Company Disclosure Letter sets forth a complete and accurate list of any Subsidiaries for which an entity classification election under Treasury Regulations Section 301.7701-3 has been made. The Company has never made an entity classification election under Treasury Regulations Section 301.7701-3.

(n) Neither the Company nor any of its Subsidiaries has engaged in any “reportable transaction” as set forth in Treasury Regulation Section 1.6011-4(b) or “listed transaction” as set forth in Treasury Regulation Section 301.6111-2(b)(2) or any analogous provision of state or local Law. Each of the Company and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

2.10 Assets.

(a) The Company and its Subsidiaries are the lawful owners, and have good title to, all of the tangible assets purported to be owned by the Company and its Subsidiaries, free and clear of all Security Interests. The Company and its Subsidiaries have valid, legal, binding and enforceable leases (other than Leases which are addressed by Section 2.12) for all tangible assets purported to be leased by the Company or any of its Subsidiaries, subject to the Bankruptcy and Equity Exception. Section 2.10(a) of the Company Disclosure Letter lists all leases for tangible assets of the Company or any of its Subsidiaries. The Company and each of its Subsidiaries owns or leases tangible assets sufficient for the conduct of its businesses as presently conducted. Each material tangible asset is free from material defects and has been maintained in accordance with normal industry practice.

2.11 Owned Real Property. The Company has no Owned Real Property.

2.12 Leases. Section 2.12 of the Company Disclosure Letter lists all Leases and lists the location of the real property covered by such Lease. The Company has made available to Buyer complete and accurate copies of the Leases. With respect to each Lease:

(a) such Lease is legal, valid, binding, enforceable and in full force and effect subject to the Bankruptcy and Equity Exception;

(b) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party, is in material breach or violation of, or material default under, any such Lease, and no event has occurred, is pending or, to the knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a material breach or default by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party under such Lease;

(c) neither the Company nor any of its Subsidiaries has granted a Security Interest in its leasehold or subleasehold estate in the real property leased pursuant to the Leases; and

(d) to the Company’s knowledge, there are no Security Interests applicable to the real property subject to such lease which would reasonably be expected to materially impair the current uses or the occupancy by the Company or its Subsidiaries of the property subject thereto.

2.13 Intellectual Property. As used in this Section 2.13, the phrase “as currently conducted” when referring to the business of the Company and/or any of its Subsidiaries shall include, without limitation and in addition to any other activities of such business, the current development, manufacture, sale and other activities undertaken by the Company as of the Effective Date. As used in this Section 2.13, the phrase “as proposed to be conducted” when referring to the business of the Company and/or any of its Subsidiaries shall include the intended development, manufacture, and sale of Customer Offerings intended to be commercialized in the absence of the proposed transactions during the 15 months following the Effective Date, as listed on Section 2.13 of the Company Disclosure Letter, excluding any modifications made by the Buyer to such Customer Offerings after the Closing that were not specified or documented by the Company or any of its Subsidiaries as of the Closing.

(a) Ownership. The Company or its Subsidiaries are the sole and exclusive owners of each item of Company Owned Intellectual Property, free and clear of any Security Interests. Neither the Company nor any of its Subsidiaries is a party to any Contract that: (i) imposes any restrictions (including any payment obligation) on the transfer or licensing of any Company Owned Intellectual Property; or (ii) authorizes any third party, or has the effect of enabling any third party, to bring a claim or suit against third parties for infringement, violation or misappropriation of any Company Owned Intellectual Property. Neither the Company nor any Company Subsidiary has (i) granted any exclusive license to any third party with respect to, any Company Owned Intellectual Property; or (ii) since September 1, 2009, transferred ownership of any material Intellectual Property that would otherwise be Company Owned Intellectual Property to any third party.

(b) Sufficiency. The Company and its Subsidiaries own or have the right to use all of the Intellectual Property and Technology that are used in or are necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, and to the Company’s knowledge as proposed to be conducted, provided that the foregoing shall not be deemed to be a representation of non-infringement of any third party Intellectual Property.

(c) Royalties. Section 2.13(c) of the Company Disclosure Letter lists all agreements under which the Company or any of its Subsidiaries have any obligation to pay any royalty or other payment to any Person relating to any Technology or Intellectual Property used by the Company or any Company Subsidiary, excluding Shrink-Wrap Licenses.

(d) Company Registered Intellectual Property. Section 2.13(d) of the Company Disclosure Letter lists: (i) each item of Company Registered Intellectual Property, (ii) the jurisdiction in which such item of Company Registered Intellectual Property has been filed, and the applicable registration, application or serial or other similar identification number, and (iii) any other Person that has an ownership interest in such item of Company Registered Intellectual Property, and the nature of such ownership interest. Section 2.13(d) of the Company Disclosure Letter also lists each action that must be taken by the Company or any Company Subsidiary within 60 calendar days of the Closing Date with respect to any of the foregoing, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates. The Company and its Subsidiaries have taken commercially reasonable steps to police the quality of, and maintain quality control with respect to all Customer Offerings sold, distributed or marketed under Trademarks they own, and such policing steps have been, to the Company’s knowledge, in a manner intended to maintain the enforceability of and avoid dilution of such Trademarks. To the Company’s knowledge, all claims of issued patents that are Company Registered Intellectual Property are valid and enforceable.

(e) Prosecution; Maintenance. The Company and its Subsidiaries have complied with their duty of candor and disclosure to, and have not made any material misrepresentation to the United States Patent and Trademark Office and any equivalent authority anywhere in the world with respect to all applications for Patent Rights and Trademark applications filed by or on behalf of the Company or any Company Subsidiary. All application filing fees, other filing fees and charges, and all maintenance, renewal and other fees required to be paid to a Governmental Entity on account of any of the Company Registered Intellectual Property have been timely paid, excluding any such fees for Company Registered Intellectual Property that the Company or its Subsidiaries have elected in their sole discretion to abandon or permit to lapse.

(f) Proceedings. To the Company’s knowledge, there are no proceedings or actions before any Governmental Entity (including the United States Patent and Trademark Office or similar authority anywhere in the world) to which the Company or any of its Subsidiaries is a party and in which claims are raised relating to the validity, enforceability, scope, ownership or infringement of any of the Company Registered Intellectual Property, and since September 1, 2009, neither the Company nor any Company Subsidiary has received any written (or to the Company’s knowledge, any other) communications threatening any such proceeding, excluding any such threat that has subsequently been fully resolved, nor does the Company have knowledge of any legitimate basis for such a claim that would be material to the business of the Company.

(g) Trade Secrets. The Company and its Subsidiaries have taken reasonable measures to protect the secrecy and confidentiality of their Trade Secrets as well as the Trade Secrets of any third party that has provided any Trade Secrets to the Company or any of its Subsidiaries under an obligation of confidentiality. To the Company’s knowledge, there has been no unauthorized disclosure of any Trade Secrets in the possession, custody or control of the Company or any Subsidiary, and there has been no material breach by the Company or any of its Subsidiaries of any written agreement with any Person relating to such Person’s Trade Secrets.

(h) Customer Offerings and Technology. Section 2.13(h)(1) of the Company Disclosure Letter lists all Customer Offerings (excluding, for the avoidance of doubt, any Software that is only made commercially available as embedded into or installed on a hardware Customer Offering and is not offered on a stand-alone basis or enumerated as a separate line item on invoices) that have been made commercially available since September 1, 2009, or that the Company intends to commercialize during the 15 months following the Effective Date, by name and major version number.

(i) Software.

(i) Third Party Software. Section 2.13(i)(i)(1) of the Company Disclosure Letter lists all material third party Software incorporated into any Customer Offering or used to design or manufacture any Customer Offering, or that is otherwise material to the business of the Company and its Subsidiaries as currently conducted, or to the Company’s knowledge as proposed to be conducted (“Third Party Software”) and (other than with respect to Shrink Wrap Software) the license agreements applicable thereto. With respect to all Third Party Software, except as set forth in Section 2.13(i)(i)(2) of the Company Disclosure Letter: (A) the Company or its applicable Subsidiary has sufficient rights to use such Third Party Software as currently used, and (B) the counterparty to the corresponding license agreement does not have the right to terminate such agreement for convenience.

(ii) Owned Software; Customer Offerings. Section 2.13(i)(ii)(1) of the Company Disclosure Letter lists all material Software that is currently owned or purported to be owned by the Company or any of its Subsidiaries (“Owned Software”). Each Person who participated in the development of Owned Software has assigned the Intellectual Property in such Owned Software to the Company or the applicable Subsidiary pursuant to a written agreement. With respect to all Owned Software and each Customer Offering, the Company or the applicable Subsidiary is in possession of source code sufficient to compile the related object code. The Company and its Subsidiaries are not subject to any escrow arrangements with respect to any Owned Software or Customer Offering, or any source code incorporated within such Owned Software or Customer Offering. Neither the Company nor any of its Subsidiaries has

disclosed, delivered or licensed to any Person, or agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any Person (including an escrow agent) of, any source code for any Owned Software or Customer Offering except for disclosures to employees, contractors or consultants under an obligation of confidentiality to the Company or its Subsidiaries and solely for use in the performances of services to the Company or any Company Subsidiary.

(iii) Public Software. Section 2.13(i)(iii) of the Company Disclosure Letter lists any Customer Offering or Owned Software that incorporates, is designed specifically to link with or otherwise is made commercially available with Software that is made generally available to the public in source code form without requiring payment of fees or royalties, including any Software made available under any “open source” or similar license such as the GNU General Public License, GNU Lesser General Public License, Lesser/Library GPL, Mozilla Public License, Apache license or BSD license, or any license described by the Open Source Initiative as open source as set forth at www.opensource.org (any such Software, “Public Software”), and specifies in each case whether such item of Public Software has been incorporated or linked with any Customer Offering or Owned Software or component thereof or is required for the use of any Customer Offering or Owned Software, including a description of the manner in which such Public Software is incorporated, linked or required and whether (and if so, how) such Public Software has been modified and/or distributed by the Company or any Company Subsidiary. No Customer Offering or Owned Software that incorporates or is linked with Public Software is subject to any legal requirement arising out of the use of such Public Software, that it (I) be disclosed or distributed in source code form, (II) be licensed for the purposes of making derivative works, or (III) be redistributable at no or minimal charge. The Company and its Subsidiaries are in compliance in all material respects with all license agreements applicable to Public Software used, modified or distributed by the Company or any of its Subsidiaries.

(j) Proprietary Information Agreements. Copies of the Company’s standard form(s) of proprietary information, confidentiality and assignment agreement for employees and the Company’s standard form(s) of consulting agreement containing proprietary information, confidentiality and assignment provisions that are set forth in Section 2.13(j)(1) and Section 2.13(j)(2) of the Company Disclosure Letter, respectively. All current and former employees of the Company and its Subsidiaries, and all current and former consultants of the Company and its Subsidiaries who have been involved in the creation or development of Technology, have executed the applicable form of agreement or an agreement substantially consistent therewith.

(k) Licensed Intellectual Property. Other than licenses for Shrink-Wrap Software and other than as specified in Section 2.13(k), Section 2.13(i)(i) and Section 2.13(i)(iv) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has licensed any Intellectual Property or Technology from any Person.

(l) Outbound Agreements. Section 2.13(l) of the Company Disclosure Letter lists all Contracts under which the Company or any Company Subsidiary has granted rights to or licensed any Intellectual Property, Technology or Customer Offering to any Person, including without limitation any agreement under which the Company has covenanted not to assert any

Intellectual Property against any Person, other than standard non-disclosure agreements and any Contract substantially based upon the Company’s standard form customer agreement, or the Company’s standard terms and conditions of sale, whereby the Company grants a customer a non-exclusive right to use a Customer Offering for the customer’s internal use only, and such Contract grants no other rights with respect to any Customer Offering, Intellectual Property or Technology, and other than standard non-disclosure agreements.

(m) No Infringement. The operation of the business of the Company and its Subsidiaries as it is currently conducted since September 1, 2009, and to the knowledge of the Company as proposed to be conducted, by the Company, has not infringed, violated or misappropriated, and does not and will not infringe, violate or misappropriate any Intellectual Property of any Person, or violate any right of any Person to privacy or publicity. No claims are pending or are or have been threatened in writing or, to the Company’s knowledge, otherwise threatened (excluding any such threat that has subsequently been fully resolved) against the Company or any Company Subsidiary by any Person to the effect (x) that any Person has any right, title or interest in or to any Company Owned Intellectual Property, or (y) to the effect that the operation of the business of the Company or any Company Subsidiary infringes, violates or misappropriates any Intellectual Property of any Person, or violates any right of any Person to privacy or publicity. Neither the Company nor any Company Subsidiary has received any written request or demand for indemnification or defense from any Person.

(n) Third Party Infringement. To the Company’s knowledge, no Person has infringed, violated or misappropriated, or is infringing, violating or misappropriating, any Company Owned Intellectual Property in a manner that is material to the business of the Company.

(o) No Government Funding. Since September 1, 2009, no government funding, facilities or resources of a university, college, other educational institution, multi-national, bi-national or international organization or research center was used in the development of the Company Owned Intellectual Property or any Technology for the Company.

(p) Standards Bodies. Since September 1, 2009, neither the Company nor any Company Subsidiary is a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property to any Person

(q) No Springing Rights. Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to the Buyer by operation of law or otherwise of any agreements to which the Company or any Company Subsidiary is a party (collectively the “Transactions”), will cause: (i) the Buyer, Company or any Company Subsidiary or Buyer Subsidiary to grant to any third party any right to or with respect to any Intellectual Property owned by, or licensed to, any of the Buyer, any Buyer Subsidiary, the Company or any Company Subsidiary; or (ii) Buyer, any Buyer Subsidiary, the Company or any Subsidiary to be obligated, solely as a direct result of the Transactions and in the absence of any change in manner or magnitude of use of such Intellectual Property, to pay any royalties or other license fees with respect to any third party Intellectual Property in excess of amounts payable by the Company with respect to such third party Intellectual Property at the date of this Agreement.

(r) Personally Identifiable Information. Section 2.13(r) of the Company Disclosure Letter identifies the types or categories of Personally Identifiable Information (if any) collected by the Company from individuals through Internet websites owned, maintained or operated by the Company or any of its Subsidiaries (“Company Sites”), and through any services provided to customers of the Company (“Company Services”), provided that the foregoing does not apply to individuals acting for or on behalf of the Company or any Subsidiary. The Company and its Subsidiaries have complied with all applicable laws and legal obligations (including their internal and external privacy policies) relating to (i) the privacy of users of Company Sites in relation to the use of such Company Sites and (ii) the collection, storage, use, transfer and any other processing of Personally Identifiable Information. The execution, delivery and performance of this Agreement by Company will not violate any laws relating to privacy or conflict with the privacy policies of the Company or any of its Subsidiaries. The Company and each of its Subsidiaries have taken reasonable steps (including, without limitation, implementing and monitoring compliance with reasonably appropriate measures with respect to technical and physical security) to ensure that all Personally Identifiable Information held by them is protected against loss and against unauthorized access, use, modification, disclosure or other misuse. There has been no material unauthorized access to or other material misuse of such Personally Identifiable Information.

(s) Defects. The Company has made available a current (as of the date hereof) list of known bugs, errors and defects maintained by its development or quality control groups with respect to the Customer Offerings.

(t) Contaminants. To the Company’s knowledge, all Customer Offerings (and all parts thereof) are free of any and all “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such Customer Offering (or all parts thereof) or data or other software of users (“Contaminants”) whose presence would be material to such Customer Offering. The Company and its Subsidiaries endeavor to prevent the introduction of Contaminants into Customer Offerings from software licensed from third parties using commercially reasonable procedures. There have been no material unauthorized intrusions or breaches of the security of the Internal Systems.

2.14 Inventory. All inventory of the Company and the Subsidiaries, whether or not reflected on the Most Recent Balance Sheet, consists of a quality and quantity usable and saleable in the Ordinary Course of Business, except for excess or obsolete items and items of below-standard quality, all of which have been written-off or written-down to net realizable value on the Most Recent Balance Sheet. All inventories not written-off have been priced at the lower of cost or market on a first-in, first-out basis. Any intercompany profits have been removed from the carrying value of inventories in the consolidated balance sheets of the Company and its Subsidiaries included in the Financial Statements. The quantities of each type of inventory, whether raw materials, work-in-process or finished goods, are not materially excessive in the present circumstances of the Company and the Subsidiaries.

2.15 Contracts.

(a) Section 2.15(a) of the Company Disclosure Letter lists the following Contracts to which the Company or any of its Subsidiaries is a party as of the date of this Agreement:

(i) any Contract (or group of related Contracts) for the lease of personal property from or to third parties providing for lease payments in excess of $30,000 per annum or having a remaining term longer than twelve (12) months;

(ii) any Contract (or group of related Contracts) for the purchase or sale of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than one year, (B) which requires the Company or any of its Subsidiaries to pay or otherwise give consideration of (i) $37,500 or more annually or (ii) $75,000 or more over the term of the contract, (C) which cannot be canceled without payment or penalty in excess of $10,000, or (D) in which the Company or any of its Subsidiaries has granted exclusive manufacturing rights, “most favored nation” pricing provisions or exclusive marketing or distribution rights relating to any products, services or territory or has agreed to purchase a guaranteed minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

(iii) any Contract concerning the establishment or operation of a partnership, joint venture or limited liability company;

(iv) any Contract (or group of related Contracts) under which it has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness (including capitalized lease obligations) or pursuant to which it has imposed (or may impose) a mortgage, pledge or security interest on any assets (tangible or intangible) of the Company or any of its Subsidiaries, except any such agreement with an aggregate outstanding principal amount not exceeding $10,000 and which may be prepaid on not more than 30 calendar days’ notice without the payment of any penalty;

(v) any Contract for the disposition of any significant portion of the assets or business of the Company or any of its Subsidiaries (other than sales of products in the Ordinary Course of Business) or any Contract for the acquisition of the assets or business of any other entity (other than purchases of inventory or components in the Ordinary Course of Business);

(vi) any Contract concerning non-solicitation or noncompetition obligations of the Company or any of its Subsidiaries other than non-solicit or non-competition Contracts imposed on employees of the Company or its Subsidiaries pursuant to the Company’s standard form of employee non-disclosure or confidentiality agreement;

(vii) any settlement, separation or similar Contract, pursuant to which the Company or any of its Subsidiaries has ongoing obligations after the date of this Agreement;

(viii) any Software escrow or similar Contract;

(ix) any employment or consulting Contract (excluding offer letters in the Company’ standard form that are terminable at will and do not provide severance, retention or change of control benefits);

(x) any Contract involving any current officer, director or stockholder of the Company or any of its Subsidiaries thereof (other than offer letters or employment agreements and Option Agreements (in the form made available to the Buyer) entered into in the Ordinary Course of Business;

(xi) any Contract with any Governmental Entity or any educational institution;

(xii) any broker, deal, distributor, manufacturer’s representative, agent or sales promotion Contract that involves payments by the Company or any of its Subsidiaries in excess of $75,000 individually;

(xiii) any Contract that purports on its face to bind the Company or any of its Subsidiaries by prohibiting the Company or any of its Subsidiaries from engaging in any business that they would have otherwise been permitted to engage in;

(xiv) any Contract under which either the Company or any of its Subsidiaries is restricted from selling, licensing or otherwise distributing any of its technology or products, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or any segment of the market or line of business;

(xv) each Contract with the customers and suppliers listed in Section 2.25 of the Company Disclosure Letter; and

(xvi) any other Contract (or group of related Contracts) either involving more than $75,000 or not entered into in the Ordinary Course of Business.

(b) The Company has made available to the Buyer a complete and accurate copy of each Contract listed in Section 2.14 or Section 2.16 of the Company Disclosure Letter. With respect to each Contract so listed: (i) the Contract is valid, binding and enforceable and in full force and effect subject to the Bankruptcy and Equity Exception and (ii) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party, is in breach or violation of, or default under, any such Contract, and no event has occurred or, to the knowledge of the Company, is pending or threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a material breach or default by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party under such Contract.

2.16 Accounts Receivable. To the Company’s knowledge, all accounts receivable of the Company and its Subsidiaries reflected on the Most Recent Balance Sheet (other than those paid since such date) are valid receivables subject to no setoffs or counterclaims and are current and collectible net of the applicable reserve for bad debts on the Most Recent Balance Sheet. A complete and accurate list of the accounts receivable reflected on the Most Recent Balance Sheet, showing the aging thereof, is included in Section 2.16 of the Company Disclosure Letter.

All accounts receivable of the Company and its Subsidiaries that have arisen since the Most Recent Balance Sheet Date are valid receivables subject to no setoffs or counterclaims and, to the Company’s knowledge, are collectible net of a reserve for bad debts in an amount proportionate to the reserve shown on the Most Recent Balance Sheet. Neither the Company nor any of its Subsidiaries has received any written notice from an account debtor stating that any account receivable in an amount in excess of $25,000 is subject to any contest, claim or set-off by such account debtor.

2.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Company or any of its Subsidiaries.

2.18 Insurance. Section 2.18 of the Company Disclosure Letter lists each insurance policy (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which the Company or any of its Subsidiaries is a party, all of which are in full force and effect. Such insurance policies are of the type and in amounts customarily carried by organizations conducting businesses or owning assets similar to those of the Company and its Subsidiaries. There is no material claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies have been paid, neither the Company nor any of its Subsidiaries is liable for retroactive premiums or similar payments, and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies. The Company has no knowledge of any threatened termination of, or premium increase with respect to, any such policy.

2.19 Litigation. There is no Legal Proceeding which is pending or has been threatened in writing against the Company or any of its Subsidiaries. There are no judgments, orders or decrees outstanding against the Company or any of its Subsidiaries.

2.20 Warranties. To the Company’s knowledge, since September 1, 2009, no product or service manufactured, sold, leased, licensed or delivered by the Company or any of its Subsidiaries is subject to any guaranty, warranty, right of return, right of credit or other indemnity other than (i) the applicable standard terms and conditions of sale or lease of the Company or the appropriate Subsidiary of the Company and (ii) manufacturers’ warranties for which neither the Company nor any of its Subsidiaries has any Liability. To the knowledge of the Company, there is no reason why the aggregate expenses incurred by the Company and its Subsidiaries in fulfilling their obligations under their guaranty, warranty, right of return and indemnity provisions should significantly increase as a percentage of sales in the future as compared to each of the fiscal years and interim period covered by the Financial Statements.

2.21 Employees.

(a) Section 2.21(a) of the Company Disclosure Letter contains a list of all employees of the Company and each of its Subsidiaries, along with the position and the annual rate of compensation (and the portions thereof attributable to salary, bonus and other compensation respectively) of each such employee. Any accruals for incentive bonuses to employees of the Company and each of its Subsidiaries for the current or prior fiscal year are accurately reflected on the Financial Statements. Each current and past employee of the Company or any of its Subsidiaries has entered into a confidentiality and assignment of inventions agreement with the Company or such Subsidiary, a copy or form of which has previously been made available to Buyer. Section 2.21(a) of the Company Disclosure Letter contains a list of all employees of the Company or any of its Subsidiaries who are a party to a non-competition and/or non-solicitation agreement with the Company or any of its Subsidiaries, other than terms of non-competition or non-solicitation included in the Company’s standard employment, confidentiality and assignment of inventions agreements; copies of such agreements have previously been made available to the Buyer. All of the agreements referenced in the two preceding sentences will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.

(b) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, nor has any of them experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. The Company has no knowledge of any organizational effort made or threatened by or on behalf of any labor union with respect to employees of the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries has breached or violated in any material respect any (i) Law respecting employment and employment practices, terms and conditions of employment and wages and hours, including any such Law respecting employment discrimination, employee classification, workers’ compensation, family and medical leave, the Immigration Reform and Control Act and occupational safety and health requirements, or (ii) employment agreement; and no claims, controversies, investigations, audits or suits are pending or, to the Company’s knowledge, threatened, with respect to such Laws, regulations, or agreements, either by private individuals or by Governmental Entities. All employees of the Company and its Subsidiaries who are employed in the United States are employed on an at-will basis. To the knowledge of the Company, no Key Employee has provided the Company or any of its Subsidiaries written notice that any such Key Employee plans to terminate such Key Employee’s employment with the Company or any of its Subsidiaries.

(d) The Company and its Subsidiaries have properly classified all of their service providers as either employees or independent contractors and with respect to employees as either exempt or non-exempt employees under applicable Law. The Company and its Subsidiaries have withheld and paid to the appropriate governmental authorities all amounts required to be withheld from compensation paid to their employees and no claim has been made against the Company or any of its Subsidiaries or, to the knowledge of the Company, is currently threatened for any arrears of Taxes, penalties or other sums for failure to withhold and pay applicable Taxes. There is no claim against the Company or any of its Subsidiaries with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or, to the Company’s knowledge, threatened by any current or former employees or independent contractors of the Company or any of its Subsidiaries. All Persons who have performed services for the Company or any of its Subsidiaries while classified as independent contractors have satisfied the requirements of Law to be so classified, and the Company and its Subsidiaries have issued to all of their respective independent contractors IRS Forms 1099 that fully and accurately report the independent contractors’ compensation.

(e) Section 2.21(e) of the Company Disclosure Letter sets forth a true, correct and complete list of all current employees of the Company and any Subsidiary working in the United States who are not citizens or permanent residents of the United States, and indicates the immigration status of each individual and the date work authorization is scheduled to expire. All other Persons employed by the Company or any Subsidiary in the United States are citizens or permanent residents. Section 2.21(e) of the Company Disclosure Letter sets forth a true, correct and complete list and description of all expatriate Contracts that the Company or any Subsidiary has in effect with any employee, as well as all employment contracts and independent contractor arrangements covering any individuals providing services outside the United States. Each employee of the Company or any Subsidiary working in a country other than one of which such employee is a national has a valid work permit or visa enabling him or her to work lawfully in the country in which such individual is employed.

(f) Section 2.21(f) of the Company Disclosure Letter sets forth the policy of the Company and any of its Subsidiaries with respect to accrued vacation (including carryover limits), accrued sick time, earned time off and the amount of such liabilities as of September 30, 2012.

(g) There are no amounts of compensation outstanding (including bonuses, vacation pay and other liabilities accrued through the date hereof) to any employee or former employee of the Company or any Subsidiary (other than accrued amounts representing salary or bonus entitlements due for the current pay period or for the reimbursement of legitimate business expenses).

2.22 Employee Benefits. With respect, as applicable, to Benefit Plans and Benefit Arrangements:

(a) Section 2.22(a) of the Company Disclosure Letter contains a true, correct and complete list of all Company Benefit Plans and Company Benefit Arrangements. The Company has made available to Buyer true, complete and correct copies of the following documents with respect to each Company Benefit Plan and Company Benefit Arrangement, to the extent applicable: (i) all plan or arrangement documents, and the most recent written descriptions of all non-written agreements relating to any such plan or arrangement; (ii) the most recent Form 5500 or other comparable documents and any attached financial statements and those for any period commencing on or after December 31, 2007 and any related actuarial reports; (iii) summary plan descriptions, summaries of material modifications, and any prospectuses that describe the Company Benefit Plans or Company Benefit Arrangements; (iv) all reports received since December 31, 2008 from any Governmental Entity, third-party administrators, actuaries, investment managers, consultants or other independent contractors (other than individual account records or participant statements) or prepared by employees of the Company and its Subsidiaries; (v) all notices the IRS, Department of Labor, or any other Governmental Entity issued pertaining to any Company Benefit Plan or any Company Benefit Arrangement; and (vi) current employee manuals or handbooks containing personnel or employee relations policies.

(b) Section 2.22(b) of the Company Disclosure Letter sets forth a list of each Qualified Plan. All Qualified Plans have received favorable determination (or opinion) letters from the Internal Revenue Service (the “IRS”) as to their qualified status under the Code, no such determination (or opinion) letter has been revoked and revocation has not been threatened. No Qualified Plan has been amended or modified since the date of its most recent determination (or opinion) letter or application therefor in any respect, and, to the Company’s knowledge, no act or omission has occurred that would adversely affect its qualification or materially increase its cost. Each Company Benefit Plan and each Company Benefit Arrangement has been maintained in accordance with its constituent documents and with all applicable provisions of domestic and foreign Laws, including federal and state securities Laws and any reporting and disclosure requirements, except as would not result in material liability to the Company or any of its Subsidiaries; with respect to each Company Benefit Plan, no transactions prohibited by Code Section 4975 or ERISA Section 406 and no breaches of fiduciary duty described in ERISA Section 404 have occurred; and no act or omission has occurred and no condition exists with respect to any Benefit Plan or Benefit Arrangement that could reasonably be expected to subject the Company or any of its Subsidiaries to (i) any material fine, penalty, Tax or Liability imposed under ERISA or the Code or similar applicable state Law or (ii) any material contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Benefit Plan or Benefit Arrangement.

(c) Neither the Company nor any of its ERISA Affiliates has ever maintained, sponsored or been required to contribute or had any Liability with respect to any plan subject to Title IV of ERISA.

(d) Each Company Benefit Plan and Company Benefit Arrangement is amendable and terminable unilaterally and with no further expense by the Company (other than for benefits accrued through the date of termination or amendment and reasonable administrative fees and expenses related thereto) and no Company Benefit Plan, Company Benefit Arrangement, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits the Company or its Subsidiaries from amending or terminating any such plans or arrangements.

(e) There are no pending claims (other than routine benefit claims and proceedings with respect to qualified domestic relations orders) or lawsuits that have been asserted or instituted by, against or relating to, any Company Benefit Plans or Company Benefit Arrangements (including any such claim or lawsuit against any fiduciary of any such Company Benefit Plan or Company Benefit Arrangement). No Company Benefit Plans or Company Benefit Arrangements are or have been under audit or examination (nor has notice been received of a potential audit or examination) by any Governmental Entity (including the IRS and the Department of Labor). No voluntary or required corrections procedures are in progress, under internal or governmental review, or contemplated, and no corrections procedures have been filed with any Governmental Entity since December 31, 2007.

(f) No Company Benefit Plan or Company Benefit Arrangement or other contract, agreement, plan, understanding or arrangement covering any one or more individuals would (i) increase, accelerate or vest equity or any other compensation or benefit, (ii) require severance, termination or retention payments, (iii) provide any term of employment or compensation guaranty; (iii) trigger any Liabilities, (iii) forgive any indebtedness, (iv) promise or provide any tax gross ups or indemnification, whether under Sections 280G or 409A of the Code or otherwise, or (v) measure any values of benefits on the basis of any of the transactions contemplated hereby. No stockholder, equity owner, employee, independent contractor, officer, manager or director of the Company or any of its Subsidiaries has been promised or paid by the Company or any of its Subsidiaries or stockholders any bonus or incentive compensation related to the transactions contemplated hereby.

(g) The Company and each of its Subsidiaries has paid all amounts it is required to pay as contributions to the Company Benefit Plans and Company Benefit Arrangements as of the date of this Agreement; all benefits accrued under any unfunded Company Benefit Plan or Company Benefit Arrangement will have been paid, accrued or otherwise adequately reserved to the extent required by and in accordance with GAAP on a consistent basis with the Financial Statements as of the date hereof; the assets of each Company Benefit Plan that is funded are reported at their fair market value on the books and records of such Company Benefit Plan; no Company Benefit Plan that is subject to Part 4 of Title I of ERISA has assets that include securities issued by the Company or any ERISA Affiliate.

(h) All group health plans of the Company and its ERISA Affiliates comply in all material respects with the requirements of COBRA, Code Section 5000, the Patient Protection and Affordable Care Act (“PPACA”), the Health Insurance Portability and Accountability Act, and any other comparable domestic or foreign Laws; neither the Company nor any of its Subsidiaries provides benefits through a voluntary employee beneficiary association as defined in Code Section 501(c)(9); neither the Company nor any of its Subsidiaries has any material Liability under or with respect to COBRA for its own actions or omissions or those of any predecessor other than to provide health care continuation coverage to qualified beneficiaries; and no employee, director or manager, or former employee, director or manager (or beneficiary of any of the foregoing) of the Company or any of its Subsidiaries is entitled to receive any welfare benefits, including death or medical benefits (whether or not insured) beyond retirement or other termination of employment, other than as applicable Law or the terms of the Qualified Plan requires.

(i) Each Company Benefit Plan or Company Benefit Arrangement that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) has been operated since December 31, 2004 in compliance with then applicable guidance under Code Section 409A and has been documented in accordance with Code Section 409A since January 1, 2009, except as would not result in a material liability to the Company or any of its Subsidiaries. No stock option or stock appreciation right granted by the Company or any of its Subsidiaries had an exercise or measurement price that was less than the fair market value of the underlying common stock or equity units (as the case may be) as of the date such option or right was granted, or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or right. The Company has made available to the Buyer all valuation or similar reports pertaining to the valuation of the Common Shares or other equity.

(j) There is no corporate-owned life insurance (COLI), split-dollar life insurance policy or any other life insurance policy on the life of any employee of the Company or any of its Subsidiaries as to which the Company or Subsidiary has any obligation, Liability, claim, or asset.

2.23 Environmental Matters.

(a) Each of the Company and its Subsidiaries is currently conducting, and has at all times conducted, its respective businesses in material compliance with all applicable Environmental Laws (including rules and regulations thereunder). There is no pending or, to the knowledge of the Company, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any Governmental Entity, relating to any Environmental Law involving the Company or any of its Subsidiaries.

(b) Neither the Company nor any of its Subsidiaries has any material Liabilities or obligations arising under applicable Environmental Laws, including but not limited to material Liabilities or obligations arising from the release of any Materials of Environmental Concern by the Company or any of its Subsidiaries into the environment.

(c) Neither the Company nor any of its Subsidiaries is a party to or bound by any court order, administrative order, consent order or other agreement between the Company and any Governmental Entity entered into in connection with any legal obligation or Liability arising under any Environmental Law.

(d) Set forth in Section 2.23(d) of the Company Disclosure Letter is a list of all material documents (whether in hard copy or electronic form) that contain any environmental reports, investigations and audits relating to premises currently or previously owned or operated by the Company or a Subsidiary of the Company (whether conducted by or on behalf of the Company or a Subsidiary of the Company or a third party, and whether done at the initiative of the Company or a Subsidiary of the Company or directed by a Governmental Entity or other third party) which were issued or conducted during the past five years and which the Company or any of its Subsidiaries has possession of or are reasonably available to the Company or any of its Subsidiaries. A complete and accurate copy of each such document has been made available to the Buyer.

2.24 Legal Compliance.

(a) Each of the Company, its Subsidiaries and their respective directors, officers, consultants, agents and employees (in their capacity as such) or other Person acting on behalf of the Company or any of its Subsidiaries, is currently conducting, and have at all times since September 1, 2009 conducted, their respective businesses in compliance with all applicable Laws (including rules and regulations thereunder), except for such acts or omissions which would not be, individually or in the aggregate, material to the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any written notice or communication from any Governmental Entity alleging noncompliance with any applicable Law.

(b) Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, employee, agent, distributor, consultant, affiliate, or other Person acting on behalf of the Company or any of its Subsidiaries, is, or has been, under administrative, civil, or criminal investigation, indictment, suspension, debarment, or audit (other than a routine contract audit) by any party, in connection with alleged or possible violations of the Anti-Corruption Laws. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, employee, agent, distributor, consultant, affiliate, or other Person acting on behalf of the Company or any of its Subsidiaries, has received notice from, or made a voluntary disclosure to, the U.S. Department of Justice or the U.S. Securities and Exchange Commission regarding alleged or possible violations of the Anti-Corruption Laws.

2.25 Customers and Suppliers. Section 2.25 of the Company Disclosure Letter sets forth a list of (i) each of the Company’s top 20 customers determined by net revenue for the last full fiscal year and the interim period from the end of the last full fiscal year to the Most Recent Balance Sheet Date and the amount of net revenue accounted for by each such customer during each such period and (ii) each of the Company’s top 20 suppliers, determined by the total amounts paid to such supplier for the last full fiscal year and the interim period from the end of the last full fiscal year to the Most Recent Balance Sheet Date and each supplier that is as of the date of this Agreement the sole supplier of any product or service to the Company or one of its Subsidiaries and the amount paid to such supplier during each such period. To the Company’s knowledge, no such customer or supplier has indicated within the past year that it will stop, or decrease the rate of, buying products or services or supplying products or services, as applicable, to the Company or any of its Subsidiaries. To the Company’s knowledge, no unfilled customer order or commitment obligating the Company or any of its Subsidiaries to process, manufacture or deliver products or perform services will result in a loss to the Company or any of its Subsidiaries upon completion of performance. No purchase order or commitment of the Company or any of its Subsidiaries is in excess of the standard requirements of the Company or the applicable Subsidiary, nor are prices provided therein in excess of the current market prices for the products or services to be provided thereunder.

2.26 Permits. Section 2.26 of the Company Disclosure Letter sets forth a list of all material Permits that are issued to or held by (and are material to) the Company or any of its Subsidiaries. Such listed Permits are the only material Permits that are required for the Company and its Subsidiaries to conduct their respective businesses as presently conducted, other than Permits, the absence of which, individually and in the aggregate, are not material to the Company and its Subsidiaries. Each such Permit is in full force and effect; the Company or the applicable Subsidiary of the Company is in compliance with the terms of each such Permit; and, to the knowledge of the Company, no suspension or cancellation of such Permit is threatened and there is no basis for believing that such Permit will not be renewable upon expiration. Each such Permit will continue in full force and effect immediately following the Closing.

2.27 Government Contracts. Other than the applicable formation document filed with the applicable Governmental Entity, none of the Company or any of its Subsidiaries is a party to, or bound by, any Contract with a Governmental Entity. No employee, consultant or subcontractor of the Company or any of its Subsidiaries has been suspended or debarred from bidding on contracts or subcontracts with any Governmental Entity.

2.28 Certain Business Relationships With Affiliates. No Affiliate of the Company or of any of its Subsidiaries (i) owns any property or right, tangible or intangible, which is used in the business of the Company or any of its Subsidiaries, (ii) has any claim or cause of action against the Company or any of its Subsidiaries, or (iii) owes any money to, or is owed any money by, the Company or any of its Subsidiaries. Section 2.28 of the Company Disclosure Letter describes any commercial transactions or relationships between the Company or a Subsidiary of the Company and any Affiliate thereof which occurred or have existed since the beginning of the time period covered by the Financial Statements.

2.29 Brokers’ Fees. Neither the Company nor any of its Subsidiaries has any Liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

2.30 Books and Records. The minute books and other similar records of the Company and each Subsidiary of the Company contain complete and accurate records of all material actions taken at any meetings of the Company’s or such Subsidiary’s stockholders, Board of Directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting. The books and records of the Company and each of its Subsidiaries have been maintained in accordance with good business and bookkeeping practices. Section 2.30 of the Company Disclosure Letter contains a list of all bank accounts and safe deposit boxes of the Company and its Subsidiaries and the names of Persons having signature authority with respect thereto or access thereto.

2.31 Information. The Company has made available to the Buyer all information requested by the Buyer pursuant to written requests set forth on Section 2.31 of the Company Disclosure Letter made in connection with the transactions contemplated by this Agreement.

ARTICLE III

REPRESENTATIONS AND

WARRANTIES OFTHE BUYER AND THE MERGER SUB

Each of the Buyer and Merger Sub represents and warrants to the Company that the statements contained in this Article III are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).

3.1 Organization and Corporate Power. Each of the Buyer and the Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the state of

Delaware. Each of the Buyer and the Merger Sub has all requisite corporate power and authority to carry on its respective business in which it is engaged and to own and use the properties owned and used by it. Since the date of its incorporation, the Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

3.2 Authorization of Transaction. Each of the Buyer and the Merger Sub has all requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements (to which it is a party) and to perform its obligations hereunder and thereunder. The execution and delivery by the Buyer and the Merger Sub of this Agreement and the Ancillary Agreements (to which each of them is a party) and the consummation by the Buyer and the Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer and the Merger Sub, respectively. This Agreement has been duly and validly executed and delivered by the Buyer and the Merger Sub and constitutes a valid and binding obligation of the Buyer, enforceable against them in accordance with its terms.

3.3 Noncontravention. Subject to compliance with applicable securities laws, neither the execution and delivery by the Buyer and the Merger Sub of this Agreement or the Ancillary Agreements (to which it is a party), nor the consummation by the Buyer and the Merger Sub of the transactions contemplated hereby or thereby, will (a) conflict with or violate any provision of the organizational documents of the Buyer or the Merger Sub, (b) require on the part of the Buyer or the Merger Sub any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Buyer or the Merger Sub or any of their respective properties or assets, with such exceptions, in the case of each of clauses (b) and (c), as would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on Buyer or its ability to consummate the transactions contemplated by this Agreement or the Ancillary Agreements.

3.4 Available Funds; Valid Issuance. The Buyer has, or has available to it, and will have at the Closing, all funds necessary to satisfy all of the Buyer’s obligations under this Agreement.

ARTICLE IV

COVENANTS

4.1 Closing Efforts. Each of the Parties shall use its Reasonable Best Efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including using its Reasonable Best Efforts to cause (i) its representations and warranties to remain true and correct in all material respects through the Closing Date and (ii) the conditions to the obligations of the other Parties to consummate the transactions contemplated by this Agreement to be satisfied.

4.2 Governmental and Third-Party Notices and Consents.

(a) Each Party shall use its Reasonable Best Efforts to obtain, at its expense, all waivers, permits, consents, approvals or other authorizations from Governmental Entities, and to effect all registrations, filings and notices with or to Governmental Entities, as may be required for such Party to consummate the transactions contemplated by this Agreement and to otherwise comply with all applicable Laws in connection with the consummation of the transactions contemplated by this Agreement.

(b) The Company shall use its Reasonable Best Efforts to obtain all such waivers, consents or approvals from third parties, and to give all such notices to third parties, as are required to be listed in the Company Disclosure Letter; provided that the Company is not obligated to make any payments to third parties to obtain such waivers, consents or approvals.

4.3 Stockholder Approval. The Company shall use its Reasonable Best Efforts to obtain, immediately following the execution and delivery of this Agreement, the Requisite Stockholder Approval, all in accordance with the applicable requirements of the DGCL. In connection with such action, the Company shall provide to its stockholders (promptly after the date hereof) the Disclosure Statement, which shall include (A) a summary of the Merger and this Agreement (which summary shall include a summary of the terms relating to the indemnification obligations of the Company Holders, the escrow arrangements and the authority of the Holder Representative, and a statement that the adoption of this Agreement by the stockholders of the Company shall constitute approval of such terms), and (B) a statement that appraisal or dissenters’ rights are available for the Company Shares pursuant to (x) Section 262 of the DGCL and a correct and complete copy of such Section 262 and (y) Section 1300 et. al. of the CGCL and a correct and complete copy of such Section 1300 et. al. The Buyer agrees to reasonably cooperate with the Company in the preparation of the Disclosure Statement. The Company agrees not to distribute the Disclosure Statement until Buyer has had a reasonable opportunity to review and comment on the Disclosure Statement. The Company, acting through its Board of Directors, shall include in the Disclosure Statement the unanimous recommendation of its Board of Directors that the stockholders of the Company vote in favor of the adoption of this Agreement and the approval of the Merger; provided however, that, subject to Section 4.7, the Board of Directors of the Company may evaluate whether to make and may make a change in its recommendation prior to delivery of the Requisite Stockholder Approval, as applicable, and may make any statement required by applicable Law, if the Board of Directors of the Company determines that a change in its recommendation is necessary in order for such Board to comply with its fiduciary duties under the DGCL and the CGCL.

4.4 Operation of Business. Except as required by this Agreement, during the period from the date of this Agreement until the earlier of the Closing or a termination of this Agreement pursuant to Article VII, the Company shall (and shall cause each of its Subsidiaries to) conduct its operations in the Ordinary Course of Business and in compliance with all applicable Laws and, to the extent consistent therewith, use its Reasonable Best Efforts to preserve intact its current business organization, keep its physical assets in good working condition, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired in any material respect. Without limiting the generality of the foregoing, prior to the Closing, the Company shall not (and shall cause each of its Subsidiaries not to), without the prior written consent of the Buyer:

(a) issue or sell any stock or other securities of the Company or any of its Subsidiaries or any options, warrants or rights to acquire any such stock or other securities (except pursuant to the exercise of Options or the Warrant outstanding on the date hereof or upon conversion of the Preferred Shares into Common Shares), or amend any of the terms of (including the vesting of) any Options or restricted stock or the Warrant, or other equity compensation agreements, or repurchase or redeem any stock or other securities of the Company or any of its Subsidiaries (except from former employees, directors or consultants in accordance with agreements providing for the repurchase of shares at their original issuance price in connection with any termination of employment with or services to the Company);

(b) split, combine or reclassify any shares of its capital stock; or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

(c) create, incur or assume any Indebtedness (including obligations in respect of capital leases); assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person or entity; or make any loans, advances or capital contributions to, or investments in, any other Person or entity;

(d) except as required by applicable Law or the terms of the applicable Benefit Plan or Benefit Arrangement, enter into, adopt, amend, or terminate any Benefit Plan or Benefit Arrangement or any employment or severance agreement or arrangement of the type described in Section 2.22(f) or (except for normal increases in the Ordinary Course of Business for employees who are not Affiliates) increase in any manner the compensation or fringe benefits of, or materially modify the employment terms of, its directors, officers or employees, generally or individually, or pay any bonus or other benefit to its directors, officers or employees (except for existing payment obligations listed in Section 2.22(a) of the Company Disclosure Letter) or hire any new officers or (except in the Ordinary Course of Business) any new employees or grant any awards under any bonus, incentive, equity, performance, or other compensation plan or arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan or Company Benefit Arrangement;

(e) acquire, sell, lease, license or dispose of any assets or property (including any shares or other equity interests in or securities of any of the Company’s Subsidiaries or any corporation, partnership, association or other business organization or division thereof), other than in the Ordinary Course of Business;

(f) mortgage or pledge any of its property or assets or subject any such property or assets to any Security Interest;

(g) discharge or satisfy any Security Interest or pay any obligation or Liability other than in the Ordinary Course of Business;

(h) amend its charter, bylaws or other organizational documents;

(i) change its accounting methods, principles or practices, except insofar as may be required by a generally applicable change in GAAP;

(j) make or change any material Tax election, change an annual accounting period, file any amended material Tax Return, enter into any closing agreement, waive or extend any statute of limitations with respect to Taxes, settle or compromise any Tax liability, claim or assessment, surrender any right to claim a refund of Taxes, or take any other similar action relating to the filing of any Tax Return or the payment of any material Tax;

(k) enter into, amend or terminate (other than in the Ordinary Course of Business) or take or omit to take any action that would constitute a violation of or default under, or waive any rights under, any contract or agreement of a nature required to be listed in Section 2.12, Section 2.13 or Section 2.15 of the Company Disclosure Letter;

(l) make prior to the Closing, or commit to prior to or following the Closing, any capital expenditure in excess of $37,500 per item or $75,000 in the aggregate;

(m) institute or settle any Legal Proceeding;

(n) shorten or lengthen the customary payment cycles for any of its payables or receivables; or

(o) agree in writing or otherwise to take any of the foregoing actions.

4.5 Access to Information. The Company shall (and shall cause each of its Subsidiaries to) permit representatives of the Buyer to have reasonable access (at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company and its Subsidiaries) to all premises, properties, financial, tax and accounting records (including the work papers of the Company’s independent accountants), contracts, other records and documents, and personnel, of or pertaining to the Company and each of its Subsidiaries; provided however that the Buyer shall not unreasonably interfere with the business or operations of the Company or any of its Subsidiaries.

4.6 Notice of Breaches.

(a) From the date of this Agreement until the earlier of the Closing or a termination of this Agreement pursuant to Article VII, the Company shall promptly, after obtaining knowledge of such events of circumstances, deliver to the Buyer supplemental information concerning events or circumstances occurring subsequent to the date hereof which would render any representation, warranty or statement of the Company in this Agreement or the Company Disclosure Letter inaccurate or incomplete at any time after the date of this Agreement until the Closing. No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty or statement in this Agreement or the Company Disclosure Letter.

(b) From the date of this Agreement until earlier of the Closing or a termination of this Agreement pursuant to Article VII, the Buyer shall, promptly after obtaining knowledge of such events or circumstances, deliver to the Company supplemental information concerning events or circumstances occurring subsequent to the date hereof which would render any representation or warranty in this Agreement inaccurate or incomplete at any time after the date of this Agreement until the Closing. No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation or warranty in this Agreement.

4.7 Exclusivity.

(a) From and after the date hereof and until the earlier of the Closing or the termination of this Agreement in accordance with Article VII (the “Exclusive Period”), the Company and its Subsidiaries shall not (i) authorize, direct or permit any of its or their respective directors, officers, affiliates, employees, attorneys, accountants, investment bankers or advisors (“Representatives”) or finders, brokers, representatives or other agents or intermediaries (“Other Intermediaries”), or authorize, direct or cause any other Company Holder (other than Representatives and Other Intermediaries) (an “Other Company Stockholder”), to take any action to directly or indirectly solicit, initiate, seek, encourage, facilitate, approve, endorse, recommend or respond to any inquiry, proposal, or offer (whether formal or informal, written, oral or otherwise) from, or participate in any discussions or negotiations with, any third party regarding any (A) direct or indirect acquisition or sale of the Company or any of its Subsidiaries, (B) merger, consolidation, reorganization, recapitalization, liquidation, dissolution or other business combination or extraordinary corporate transaction involving the Company or any of its Subsidiaries, (C) acquisition or disposition of any portion of the stock or voting power of the Company or any of its Subsidiaries (whether by sale, assignment, issuance, proxy, pledge, encumbrance or otherwise, other than the issuance of shares of Company capital stock upon exercise or conversion of options, warrants or other equity-based securities issued prior to the date of this Agreement), or (D) acquisition or disposition of any material asset or material portion of the assets of the Company or any of its subsidiaries (whether by sale, assignment, option, license, pledge, encumbrance, or otherwise, other than bona fide sales and nonexclusive licenses of products to customers in the Ordinary Course of Business) (any such transaction described in clauses (A), (B), (C) or (D) of this Section 4.7(a)(i) being a “Third Party Acquisition”); (ii) furnish, other than in the Ordinary Course of Business, any non-public information concerning the business, properties or assets of the Company or any Subsidiary or division of the Company to any other Person (other than the Buyer and its Representatives); or (iii) engage in discussions or negotiations with any Person (other than the Buyer and its Representatives) concerning any Third Party Acquisition. The Company agrees that any such discussions or negotiations in progress as of the date of this Agreement shall be immediately terminated and that in no event shall the Company approve, accept or enter into an agreement concerning any Third Party Acquisition during the Exclusive Period. During the Exclusive Period, the Company and its Subsidiaries shall not, and the Company and its Subsidiaries shall not authorize, direct or permit any of its or their respective Representatives or Other Intermediaries or authorize, direct or cause any Other Company Stockholder to, continue or participate in any negotiations or discussions with any Person for the purpose of effecting an acquisition of, joint venture with or strategic investment in any other Person or business.

(b) The Company shall immediately notify any Person with whom or with which discussions or negotiations of the nature described in Section 4.7(a) are pending as of the date hereof that the Company is terminating such discussions or negotiations. If the Company receives any inquiry, proposal or offer of the nature described in Section 4.7(a), the Company shall, within eight hours after such receipt, notify the Buyer of such inquiry, proposal or offer, including the identity of the other party and the terms of such inquiry, proposal or offer.

(c) Notwithstanding anything to the contrary herein, the Board of Directors of the Company may evaluate whether to make and may make a change in its recommendation prior to delivery of the Requisite Stockholder Approval, as applicable, and in connection with any change in its recommendation may make any statement required by applicable Laws, if the Board of Directors of the Company reasonably determines that a change in its recommendation is necessary in order for such Board to comply with its fiduciary duties under the DGCL and the CGCL.

4.8 Expenses. Except as otherwise expressly set forth herein or in the Ancillary Agreements, each of the Parties shall bear its own costs and expenses (including legal and accounting fees and expenses) incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby. The Buyer shall be responsible for the fees and expenses of the Escrow Agent and the Paying Agent.

4.9 FIRPTA Tax Certificate. Prior to or at the Closing, the Company shall deliver or cause to be delivered to Buyer a certification that the Company Shares and the Warrant are not United States real property interests as defined in Section 897(c) of the Code together with a notice to the Internal Revenue Service, in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, which the Buyer shall be authorized to file with the IRS on behalf of the Company after the Closing. If the Company has not provided the certification and notice described above to the Buyer on or before the Closing Date, the Buyer shall be permitted to withhold from the payments to be paid pursuant to this Agreement any required withholding Tax under Section 1445 of the Code.

4.10 Transfer Taxes. Any transfer, sales, use, stamp, conveyance, value added, recording, registration, documentary, filing and other non-income Taxes and administrative fees (including, without limitation, notary fees) (collectively, “Transfer Taxes”) arising in connection with the consummation of the transactions contemplated by this Agreement shall be borne by Buyer. The party responsible under applicable law will file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Law, the other party will join in the execution of any such Tax Returns and other documentation.

4.11 Employee Matters. Until December 31, 2012, the Buyer shall continue to maintain the Company Benefit Plans as in effect on the Effective Time or, in its sole discretion, the Buyer may provide the employees identified on Section 2.21(a) of the Company Disclosure Letter who are employed by the Company at the Effective Time (each a “Continuing Employee”) with benefits under the Buyer’s employee benefit plans on substantially the same basis, in the aggregate, as those provided to similarly situated employees of the Buyer. For purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual, where applicable) under any Buyer employee benefit plan (other than a defined benefit plan) and to the extent permitted by applicable Law, the Buyer shall provide that the Continuing Employees shall receive service credit under each of the Buyer’s employee benefit plans (other than a defined benefit plan) for their period of service with the Company and its predecessors prior to the Closing, except where doing so would cause a duplication of benefits. The Buyer shall waive all limitations as to preexisting conditions exclusions (or actively at work or similar limitations), evidence of insurability requirements and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any medical, dental and vision plans that such employees may be eligible to participate in after the Closing Date, to the extent such waiver is permitted by the terms of the applicable employee plan. Following the Closing Date, any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time shall be paid by the Buyer or the Company to such Continuing Employee prior to the Closing and all negative vacation accrual balances shall be cancelled. The Buyer shall have the sole discretion to determine the manner in which future vacation or paid time off accrues. The Continuing Employees are not third-party beneficiaries of the provisions of this Section, and nothing herein expressed or implied will give or be construed to give any Continuing Employee any legal or equitable rights hereunder. Nothing in this Agreement, express or implied, shall be construed to prevent the Buyer or the Surviving Corporation from (i) terminating, or modifying the terms of employment of, any Continuing Employee following the Effective Time or (ii) terminating or modifying to any extent any employee benefit or other compensatory plan, program, agreement or arrangement that the Buyer or the Surviving Corporation may establish or maintain. No covenant or other undertaking in this Agreement shall constitute an amendment to any employee benefit plan, program, policy or arrangement, and any covenant or undertaking that suggests that an employee benefit or other compensatory plan, program, policy or arrangement will be amended shall be effective only upon the adoption of a written amendment in accordance with the amendment procedures of such plan, program, policy or arrangement.

4.12 Directors’ and Officers’ Indemnification.

(a) Subject to the limitations of applicable Law, if the Merger is consummated, from the Effective Time, Buyer agrees that it will cause the Surviving Corporation (or its successor) to fulfill and honor, for a period of six (6) years after the Closing, the obligations of the Company to its present and former directors and officers pursuant to the Company’s charter documents and bylaws, in each case as in effect on the date hereof, with respect to claims arising out of acts or omissions occurring prior to the Effective Time that are asserted after the Effective Time. The foregoing covenants under this Section 4.12(a) shall not apply to any claims arising out of events or circumstances for which the Buyer would be entitled to indemnification pursuant to Article VI; provided that any such director or officer of the Company shall not have any personal liability with respect thereto.

(b) Prior to the Effective Time, the Company shall cause, at the Company’s sole expense, to be purchased a three year insurance and indemnification policy covering each Person covered by the current policies of the directors’ and officers’ liability insurance maintained by the Company and each Company Subsidiary that provides coverage for matters occurring prior to the Effective Time (the “D&O Insurance”) that is no less favorable than the Company’s or such Company Subsidiary’s existing policy (true and complete copies which have been previously made available to the Buyer) or, if substantially equivalent insurance coverage is unavailable, the best available coverage. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Closing for purposes of this Section 4.12, which policies provide such directors and officers with coverage for an aggregate period of three years with respect to claims arising from facts or events that occurred on or before the Closing, including, without limitation, in respect of the transactions contemplated by this Agreement and the Ancillary Agreements.

4.13 Repayment of Company Debt. At or prior to the Closing, the Company shall have taken all actions necessary for the repayment or prepayment of all of the Indebtedness existing as of the Closing, including the preparation of all documentation and the provision of all endorsements required or reasonably necessary therefor, and arranging for the release of all liens, financing statements or other security interests relating thereto (including, without limitation, taking all actions necessary such that UCC-2 or UCC-3 termination statements, as applicable, have been filed with respect to any UCC-1 financing statement filed in respect of the Company’s assets).

4.14 2012 Income Tax Refund. On or before December 15, 2012, the Buyer shall prepare and deliver to the Holder Representative a draft of the Company’s fiscal year 2012 United States federal income Tax Return, including a schedule setting forth the amount (if any) of the Taxes owed or refund due and the calculation thereof in reasonable detail (collectively the “Draft Tax Return”). At least 10 days prior to the filing the of Draft Tax Return with the IRS, the Buyer shall deliver a copy of such Draft Tax Return to the Holder Representative for the Holder Representative’s review and comment. The Buyer shall accept all reasonable revisions to the Draft Tax Return provided by the Holder Representative and include such revisions in such Draft Tax Return. If the Draft Tax Return reflects that a refund is due the Company (such refund, if any, the “2012 Income Tax Refund”), then not later than 30 days after providing such Draft Tax Return to the Holder Representative, the Buyer shall (i) deliver to the Payment Agent the portion of the 2012 Income Tax Refund that is payable to the Company Stockholders and the holder of the Warrant for distribution by the Payment Agent to such Company Stockholders and the holder of the Warrant and (ii) deliver to the holders of Vested Options the portion of the 2012 Income Tax Refund that is payable to such holders of Vested Options, in each case in accordance with the Merger Allocation Spreadsheet.

4.15 Post-Closing Cash Transfer. If the aggregate of $1,049,000 of the cash (such amount being net of $51,000 of Taxes payable in connection with the repatriation of the Repatriated Cash) that is intended by the Company to be repatriated prior to the Closing from Crossing GmbH to the Company (such amount of cash, the “Repatriated Cash”) is not repatriated prior to the Closing, the Buyer shall cause the Company to repatriate the Repatriated Cash within 15 business days following the Closing Date. Not later than 10 business days following the completion of the repatriation of the Repatriated Cash, the Buyer shall, or cause the Company to, (i) deliver to the Payment Agent the portion of the Repatriated Cash that is payable to the Company Stockholders and the holder of the Warrant for distribution by the Payment Agent to such Company Stockholders and the holder of the Warrant and (ii) deliver to the holders of Vested Options the portion of the Repatriated Cash that is payable to such holders of Vested Options, in each case in accordance with the Merger Allocation Spreadsheet.

ARTICLE V

CONDITIONS TO CLOSING

5.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following condition: the Requisite Stockholder Approval shall have been obtained.

5.2 Conditions to Obligations of the Buyer. The obligation of the Buyer to consummate the transactions completed by this Agreement is subject to the satisfaction (or waiver by the Buyer) of the following additional conditions:

(a) the representations and warranties of the Company and its Subsidiaries set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (other than any such representations and warranties expressly made as of another date, which shall be true and correct as of such other date), it being agreed that any materiality, Company Material Adverse Effect or other materiality qualifications shall be disregarded in determining whether the representations and warranties are true and correct in all material respects;

(b) the Company and its Subsidiaries shall have performed or complied in all material respects with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(c) no Legal Proceeding shall be pending or threatened wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement, or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation, and no such judgment, order, decree, stipulation or injunction shall be in effect;

(d) no material Legal Proceeding that was not filed, instituted or otherwise in effect on the date hereof shall have been filed or otherwise instituted, or threatened in writing, against the Company or any of its Subsidiaries;

(e) the Company shall have delivered the Company Compliance Certificate to the Buyer;

(f) the Buyer shall have received copies of the resignations, effective as of the Closing, of each director and officer of the Company and its Subsidiaries (other than any such resignations which the Buyer designates, by written notice to the Company, as unnecessary);

(g) the Person listed on Schedule 5.2(g) shall have executed and delivered to the Company a Non-Competition Agreement, and each such Non-Competition Agreement shall be in full force and effect;

(h) the agreements and plans set forth on Schedule 5.2(h) shall have been terminated and shall be of no further force or effect;

(i) holders of not more than 5% of the number of outstanding Common Shares as of the Effective Time (calculated after giving effect to the conversion of all the issued and outstanding Preferred Shares into Common Shares) shall have demanded appraisal rights pursuant to Section 262 of the DGCL and not effectively withdrawn or forfeited such appraisal rights prior to the Effective Time;

(j) no Company Material Adverse Effect shall have occurred or shall be continuing;

(k) the Company shall have executed and delivered a copy of the Escrow Agreement to each of the Buyer and the Escrow Agent;

(l) all actions required or advisable for the cancellation of all Options and the Warrant at the Effective Time shall have been taken; and

(m) the Buyer shall have received a certificate of good standing of the Company in its jurisdiction of organization, certified charter documents and a certificate as to the incumbency of the Company’s officers and the adoption of authorizing resolutions.

5.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following additional conditions:

(a) the representations and warranties of the Buyer and the Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties expressly made as of another date, which shall be true and correct as of such other date), it being agreed that any materiality, material adverse effect or other materiality qualifications shall be disregarded in determining whether the representations and warranties are true and correct in all material respects;

(b) the Buyer shall have performed or complied in all material respects with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(c) no Legal Proceeding shall be pending or threatened in writing wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation, and no such judgment, order, decree, stipulation or injunction shall be in effect;

(d) the Buyer shall have delivered the Buyer Compliance Certificate to the Company; and

(e) the Company shall have received a certificate as to the incumbency of the Buyer’s officers and the adoption of authorizing resolutions.

ARTICLE VI

SURVIVAL AND INDEMNIFICATION

6.1 Survival.

(a) All representations and warranties of the Company shall (a) survive the Closing and (b) shall expire at 11:59 p.m. Pacific time on the date that is fifteen (15) months following the Closing Date, except that (i) the representations and warranties set forth in Section 2.1 (Organization, Qualification and Corporate Power), Section 2.2 (Capitalization), Section 2.3 (Authorization of Transaction) and Section 2.29 (Broker’s Fees) shall survive the Closing without limitation, and (ii) the representations and warranties set forth in Section 2.9 (Tax Matters) shall survive until 30 calendar days following expiration of all statutes of limitation applicable to the matters referred to therein. If an Indemnified Party delivers to the Holder Representative, before expiration of a representation or warranty, a Claim Notice, then the applicable representation or warranty shall survive until, but only for purposes of, the resolution of any claims arising from or related to the matter covered by such notice.

(b) Any claim for breach of any covenant or agreement contained in this Agreement (i) that is to be performed prior to the Closing may not be made unless such claim is first asserted in accordance with this Article VI prior to 11:59 p.m. Pacific time on the date that is fifteen (15) months following the Closing Date and (ii) that is to be performed after the Closing may be not made unless such claim is first asserted prior to 11:59 p.m. Pacific time on the date that is fifteen (15) months following the date on which such covenant or agreement was required to be performed in accordance with its terms.

(c) The indemnification obligations of the Indemnifying Securityholders set forth in Section 6.2(c) and Section 6.2(d) shall survive the Closing and shall expire at 11:59 p.m. Pacific time on the date that is fifteen (15) months following the Closing Date. If an Indemnified Party delivers to the Holder Representative, before expiration of such indemnification obligation pursuant to Sections 6.2(c) or (d), a Claim Notice based upon a breach of such Sections, then the applicable indemnification obligation shall survive until the resolution of any claims arising from or related to the matter covered by such notice.

6.2 Indemnification by the Indemnifying Securityholders. The Indemnifying Securityholders shall, severally and not jointly, indemnify the Indemnified Parties in respect of, and hold the Indemnified Parties harmless against, any and all Damages incurred or suffered by any Indemnified Party resulting from, relating to or constituting:

(a) any breach of, inaccuracy in or omission from any representation or warranty of the Company contained in this Agreement, either when made as of the date of this Agreement or immediately prior to the Closing as though made immediately prior to the Closing, or in any of the Ancillary Agreements to which the Company or the Surviving Corporation is a party, or in any certificate or instrument delivered by the Company to the Buyer pursuant to this Agreement;

(b) any breach or nonperformance of or noncompliance with any covenant, agreement or other obligation of the Company contained in or arising out of this Agreement or any of the other Ancillary Agreement to which the Company or Surviving Corporation is a party, including the covenants, agreements and obligations set forth in Section 4.13 and Section 1.6;

(c) any claims or Liabilities arising from, relating to or in connection with any claim for appraisal rights made by holders of Company Shares under the DGCL to the extent that the Damages exceed the amount that such holders of Company Shares would have otherwise received under this Agreement; and

(d) any matter referred to on Schedule 6.2(d).

6.3 Indemnification Claims.

(a) An Indemnified Party shall give written notification to the Holder Representative of the commencement of any Third Party Action. Such notification shall be given within 20 calendar days after receipt by the Indemnified Party of notice of such Third Party Action, and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such Third Party Action and the amount of the claimed Damages; provided, however, that no delay or failure on the part of the Indemnified Party in so notifying the Holder Representative shall relieve the Indemnifying Securityholders of any liability or obligation hereunder except to the extent of any Damage or Liability caused by or arising out of such failure. Within 20 calendar days after delivery of such notification, the Holder Representative may, upon written notice thereof to the Indemnified Party, assume the control of the defense of such Third Party Action with counsel reasonably satisfactory to the Indemnified Party; provided that the Holder Representative may only assume the control of such defense if (A) the Holder Representative acknowledges in writing to the Indemnified Party that any Damages, fines, costs or other Liabilities that may be assessed against the Indemnified Party in connection with such Third Party Action constitute Damages for which the Indemnified Party shall be indemnified pursuant to this Article VI, (B) the Third Party Action is asserted by a Person other than a Governmental Entity and is solely for monetary damages (and not for punitive, exemplary or similar damages, treble damages or other damages in excess of actual damages), and does not seek a declaratory judgment, injunctive relief or specific performance, (C) the Person asserting a Third Party Action is not a customer, supplier or strategic partner of any Indemnified Party, (D) the total amount of Damages that may be awarded with respect to such claims does not exceed the then Available Indemnity Escrow Fund and (E) the Third Party Action does not involve Taxes, infringement, violation or misappropriation of Intellectual Property or criminal Liability. If the Holder Representative does not, or is not permitted under the terms hereof to, so assume control of the defense of a Third Party Action, the Indemnified

Party shall control such defense. The Non-controlling Party may participate in such defense at its own expense. The Controlling Party shall keep the Non-controlling Party advised of the status of such Third Party Action and the defense thereof and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto. The Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third Party Action (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Third Party Action. The fees and expenses of counsel to the Indemnified Party with respect to a Third Party Action shall be considered Damages for purposes of this Agreement if (i) the Indemnified Party controls the defense of such Third Party Action pursuant to the terms of this Section 6.3(a) or (ii) the Holder Representative assumes control of such defense and the Indemnified Party reasonably concludes that the Indemnifying Securityholders and the Indemnified Party have conflicting interests or different defenses available with respect to such Third Party Action. Neither the Holder Representative nor the Indemnifying Securityholders shall agree to any settlement of, or the entry of any judgment arising from, any Third Party Action without the prior written consent of the Indemnified Party. The Indemnified Party shall be entitled to agree to any settlement of, or the entry of any judgment arising from, any such Third Party Action in its sole discretion. If the Indemnified Party obtains the prior written consent of the Holder Representative to the settlement of, or entry of judgment arising from, any Third Party Action, the Indemnifying Securityholders shall be obligated to indemnify the Indemnified Parties for Damages under the settlement subject to the limitations set forth in this Article VI. Notwithstanding the foregoing, except for any settlement or entry of judgment entered into with the prior written consent of the Holder Representative, no settlement of, or the entry of any judgment arising from, any Third Party Action shall in any respect be determinative of the validity of the Third Party Action as an indemnifiable claim or the amount of indemnifiable Damages and the Holder Representative shall be entitled to dispute whether such claim is an indemnifiable claim and/or the amount of indemnifiable Damages with respect to such claim, in each case in accordance with this Article VI.

(b) In order to seek indemnification under this Article VI, an Indemnified Party shall deliver a Claim Notice to the Holder Representative. If the Indemnified Party is the Buyer, the Buyer shall also deliver a copy of the Claim Notice to the Escrow Agent.

(c) Within 30 calendar days after delivery of a Claim Notice to the Holder Representative, the Holder Representative shall deliver to the Indemnified Party a Response, in which the Holder Representative shall: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (which (A) in the case that Buyer is not the Indemnified Party or the indemnification claim is for an Excepted Representation, the Indemnifying Securityholders shall at such time make a payment to the Indemnified Party of the Claimed Amount (by check or by wire transfer) or (B) in the case that the Indemnified Party is the Buyer and the claim is not for an Excepted Representation or if the claim is for an Excepted Representation and the Buyer elects to have such Claimed Amount disbursed from the Indemnity Escrow Fund, the Holder Representative and the Indemnified Party shall deliver to the Escrow Agent, within three 3 calendar days following the delivery of the Response, a written notice executed by the Holder Representative and the Indemnified Party instructing the Escrow Agent to disburse the Claimed

Amount from the Indemnity Escrow Fund to the Buyer), (ii) agree that the Indemnified Party is entitled to receive the Agreed Amount (which (A) in the case that Buyer is not the Indemnified Party or the indemnification claim is for an Excepted Representation, the Indemnifying Securityholders shall at such time make a payment to the Indemnified Party of the Agreed Amount (by check or by wire transfer) or (B) in the case that the Indemnified Party is the Buyer and the claim is not for an Excepted Representation or if the claim is for an Excepted Representation and the Buyer elects to have such Agreed Amount disbursed from the Indemnity Escrow Fund, the Holder Representative and the Indemnified Party shall deliver to the Escrow Agent, within three 3 calendar days following the delivery of the Response, a written notice executed by the Holder Representative and the Indemnified Party instructing the Escrow Agent to disburse the Agreed Amount from the Indemnity Escrow Fund to the Buyer) or (iii) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount.

(d) During the 30-day period following the delivery of a Response that reflects a Dispute, the Holder Representative and the Indemnified Party shall use good faith efforts to resolve the Dispute.

6.4 Limitations.

(a) Except as otherwise set forth herein, the aggregate Liability of the Indemnifying Securityholders for Damages under Section 6.2(a) and Section 6.2(d) shall not exceed the Indemnity Escrow Fund; provided that the limitation set forth in this Section 6.4(a) shall not apply to (i) any claim pursuant to Section 6.2(a) relating to a breach of or inaccuracy in the representations and warranties set forth in Section 2.1 (Organization, Qualification and Corporate Power), Section 2.2 (Capitalization), Section 2.3 (Authorization of Transaction), Section 2.9 (Tax Matters) and Section 2.29 (Broker’s Fees) (collectively, the “Excepted Representations”). Solely for purposes of calculating the amount of indemnifiable Damages pursuant to this Article VI for breach of any representation and warranty of the Company set forth in Article II, the representations and warranties of the Company set forth in Article II shall be construed as if the terms “material” or “in all material respects” and any reference to “Company Material Adverse Effect” (and variations thereof) were omitted but only with respect to a specific breach that by itself would exceed the applicable “material,” “in all material respects” or “Company Material Adverse Effect” qualifier (or variations thereof).

(b) All Damages recovered by the Indemnified Parties from the Indemnity Escrow Fund shall be allocated among the Indemnifying Securityholders in accordance with their Pro Rata Portion of the Indemnity Escrow Fund. Except for claims or liabilities based on, related to or arising out of, or in connection with fraud, intentional misrepresentation or willful breach or the equitable remedies set forth in Section 9.13, the aggregate Liability of the Indemnifying Securityholders for any Damages pursuant to Section 6.2 in excess of the Indemnity Escrow Fund shall not exceed (i) in the aggregate, the Merger Consideration and (ii) with respect to each Indemnifying Securityholder, such Indemnifying Securityholder’s Pro Rata Portion of the Merger Consideration.

(c) Except as otherwise set forth herein, no Indemnifying Securityholder shall be obligated to indemnify the Indemnified Parties for Damages under Section 6.2(a) unless and until the total amount of such Damages exceeds One Hundred Fifty Thousand Dollars ($150,000) (the “Threshold”), at which point the Indemnifying Securityholders, severally and not jointly, shall be obligated to indemnify the Indemnified Parties for all such Damages and not only the Damages in excess of the Threshold; provided that the limitations set forth in this Section 6.4(c) shall not apply to any claim pursuant to Section 6.2(a) relating to a breach of or inaccuracy in the Excepted Representations.

(d) In computing the amount of Damages incurred or suffered by an Indemnified Party, any such Damages shall be reduced by an amount equal to the amount of any insurance proceeds actually received from an insurance carrier by such Indemnified Party with respect thereto (net of any applicable deductibles, increases in premiums or similar costs or payments) pursuant to a policy of the Company in effect prior to the Closing Date; provided, however that no Indemnified Party shall have any obligation to maintain any such policy after the Closing Date or seek out any recovery under any such policy.

(e) No Indemnifying Securityholder shall have any right of contribution against the Company with respect to any breach by the Company of any of its representations, warranties, covenants or agreements.

(f) Except with respect to any claims or liabilities based on, related to or arising out of, or in connection with fraud, intentional misrepresentation or willful breach or the equitable remedies set forth in Section 9.13, after the Closing, the rights of the Indemnified Parties under this Article VI and the Escrow Agreement shall be the exclusive remedy of the Indemnified Parties with respect to claims resulting from or relating to any misrepresentation, breach of warranty or failure to perform any covenant or agreement contained in this Agreement.

(g) Notwithstanding anything in this Agreement to the contrary, no Indemnifying Party shall have any indemnification obligations under this Article VI or shall otherwise liable for the fraud, intentional misrepresentation or willful breach of another Indemnifying Party of which they did not have or should not have had, after reasonable inquiry, knowledge.

6.5 Treatment of Indemnity Payments. Any payments made to an Indemnified Party pursuant to this Agreement or the Escrow Agreement shall be treated as an adjustment to the Merger Consideration for Tax purposes to the extent permitted by Law.

6.6 No Circular Recovery. Each Indemnifying Securityholder agrees that it will not make any claim against the Buyer or the Company by reason of the fact that such Indemnifying Securityholder was a controlling person, director, employee or other representative of the Company or any of its Subsidiaries or was serving as such for another Person at the request of the Buyer or the Company (whether such claim is for Damages of any kind or otherwise and whether such claim is pursuant to any statute, governing documents, contract or other agreement or otherwise) with respect to any claim brought by an Indemnified Party against any Indemnifying Securityholders relating to this Agreement or any of the transactions contemplated hereby or the facts and circumstances underlying such claim. With respect to any Legal Proceeding brought by an Indemnified Party against any Indemnifying Securityholders relating to this Agreement and any of the transactions contemplated hereby, each Indemnifying Securityholder expressly waives any right of subrogation, contribution, advancement, indemnification or other claim against the Company or any of its Subsidiaries with respect to any amounts owed by such Indemnifying Securityholder (including by virtue of a payment out of the Indemnity Escrow Fund) pursuant to this Article VI.

ARTICLE VII

TERMINATION

7.1 Termination of Agreement. The Parties may terminate this Agreement prior to the Closing (whether before or after Requisite Stockholder Approval), as provided below upon the occurrence of any of the events set forth in clauses (a) through (d):

(a) by mutual written consent of the Parties;

(b) by either the Buyer or the Company if:

(i) the Merger has not been consummated on or before November 15, 2012; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any Party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time; or

(ii) there shall be any applicable Law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Buyer or the Company from consummating the Merger and such enjoinment shall have become final and nonappealable.

(c) by the Buyer:

(i) by giving written notice to the Company in the event the Company is in breach of any representation, warranty or covenant contained in this Agreement, and such breach (A) individually or in combination with any other such breach, would cause the conditions set forth in clauses (b) or (c) of Section 5.2 not to be satisfied and (B) is not cured within 10 calendar days following delivery by the Buyer to the Company of written notice of such breach; or

(ii) by giving written notice to the Company if stockholder written consents sufficient to constitute the Requisite Stockholder Approval have not been executed and delivered to the Buyer and have not been filed with the secretary of the Company within 8 hours after the execution and delivery of this Agreement.

(d) by the Company:

(i) at any time before the Requisite Stockholder Approval has been obtained, if the Board of Directors of the Company determines that the termination of this Agreement is necessary in order for the Board of Directors of the Company to comply with its fiduciary duties under the Delaware General Corporation Law; or

(ii) by giving written notice to the Buyer in the event the Buyer or Merger Sub is in breach of any representation, warranty or covenant contained in this Agreement, and such breach (i) individually or in combination with any other such breach, would cause the conditions set forth in clauses (a) or (b) of Section 5.3 not to be satisfied and (ii) is not cured within 10 calendar days following delivery by the Company to the Buyer of written notice of such breach.

7.2 Effect of Termination. If any Party terminates this Agreement pursuant to Section 7.1, all obligations of the Parties (except for the obligations set forth in Article IX) hereunder shall terminate, and except as otherwise provided herein, neither party shall have any further liability or obligation to any other party; provided, that each Party and each Person shall remain liable for any willful and intentional material breaches of any covenant contained in this Agreement prior to its termination.

ARTICLE VIII

DEFINITIONS

8.1 Certain Definitions. For purposes of this Agreement, each of the terms set forth below has the meaning set forth immediately following such term.

“2012 Income Tax Refund” has the meaning set forth in Section 4.14.

“Accountant” means Ernst & Young LLP.

“Adjusted Working Capital” means, with respect to the Company and its Subsidiaries on a consolidated basis on the Closing Date: (i) up to $4,451,000 in cash and cash equivalents held by the Company’s foreign Subsidiaries, plus (ii) up to $100,000 of cash and cash equivalents held directly by the Company in the United States, plus (iii) accounts receivable (net of allowances), plus (iv) inventories (net of allowances other than excess and obsolete inventory addressed by clause (xiv) below), plus (v) prepaid expenses, plus (vi) deferred costs of sales, plus (vii) prepaid United States federal income Taxes for the Company’s fiscal year 2013 in an amount not to exceed $380,000, minus (viii) current trade payables, minus (ix) accrued compensation/paid time off/payroll, minus (x) deferred revenue, minus (xi) manufacturing operations claims, minus (xii) customer deposits, minus (xiii) the amount of Taxes associated with the repatriation of cash and cash equivalents from Crossing Automation GmbH to the Company (which such amount shall not be less than $51,000), minus (xiv) the sum of (1) the amount of excess and obsolete inventory of the Company and its Subsidiaries determined in accordance with the historical procedures and policies of the Company and its Subsidiaries (the “Base E&O Amount”), plus (2) the Incremental E&O Amount (as defined below), provided that the amount added pursuant to this subclause (2) shall not exceed $400,000, minus (xv) all current Liabilities to the extent not set forth in clauses (viii) though (xiv), inclusive. Adjusted Working Capital shall be calculated (A) without giving effect, and without regard, to any of (A)

the transactions contemplated by this Agreement (except as expressly set forth herein), (B) accrued Taxes (except for an aggregate of $51,000 of Taxes payable in connection with the matters set forth in Section 4.15 and as reflected in clause (xiii) above) and (C) accrued warranty, and (B) in accordance with GAAP on a consistent basis with the Financial Statements (except to the extent that the specific provisions contained herein for calculating Adjusted Working Capital deviate from the procedures and methodologies of GAAP). Schedule 8.1(a) sets forth the Company’s illustration of the Adjusted Working Capital as of the date hereof. “Incremental E&O Amount” means the amount by which (C) the amount of excess and obsolete inventory determined by applying the Company’s policies and procedures for determining excess and obsolete inventory in the U.S. to the Company’s spare parts inventory held in the Company’s foreign Subsidiaries exceeds (D) the Base E&O Amount.

“Adjusted Working Capital Certificate” has the meaning set forth in Section 1.6(a).

“Affiliate” means any affiliate, as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

“Aggregate Option Exercise Price” has the meaning set forth in Section 1.5(f)(i).

“Aggregate Series A Preference Amount” has the meaning set forth in Section 1.5(f)(ii).

“Aggregate Series B Preference Amount” has the meaning set forth in Section 1.5(f)(iii).

“Agreed Amount” means part, but not all, of the Claimed Amount.

“Agreement” has the meaning set forth in the first paragraph of this Agreement.

“Ancillary Agreements” means the Stockholder Agreements, the Non-Competition Agreement, the Escrow Agreement and the Paying Agent Agreement.

“Anti-Corruption Laws” means the Foreign Corrupt Practices Act of 1977, as amended, any similar applicable Law of any non-U.S. jurisdiction, any and any Laws dealing with bribery, extortion, and kickbacks, and Laws governing the offering or giving of gifts and gratuities or Anything of Value to commercial business partners or Public Officials.

“Antitrust Law” means any federal, state, provincial or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade.

“Anything of Value” shall mean and include, but not be limited to cash or a cash equivalents; discounts or rebates; gifts; use of materials, facilities or equipment; entertainment; drinks; meals; transportation; lodging; and charitable or political contributions.

“Available Indemnity Escrow Fund” shall mean, at any time, the amount then remaining in the Indemnity Escrow Fund less the amount of any Losses or potential Losses identified in any unresolved Claim Notice.

“Available Working Capital Escrow Fund” shall mean, at any time, the amount then remaining in the Working Capital Escrow Fund less any amounts payable to Company Holders pursuant to Section 1.6.

“AWC Objection Deadline Date” has the meaning set forth in Section 1.6(b).

“AWC Objection Statement” has the meaning set forth in Section 1.6(b).

“AWC Unresolved Objections” has the meaning set forth in Section 1.6(b)(ii).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 2.3.

“Benefit Arrangement” means any benefit arrangement, obligation or practice to provide benefits, other than salary or under a Benefit Plan, as compensation for services rendered, including employment or consulting agreements, severance agreements or pay policies, stay or retention bonuses or compensation, executive or incentive compensation programs or arrangements, incentive programs or arrangements, sick leave, vacation pay, plant closing benefits, patent award programs, salary continuation for disability or other compensation arrangements, workers’ compensation, retirement, deferred compensation, bonus, stock option or purchase plans or programs, hospitalization, medical insurance, life insurance, tuition reimbursement or scholarship programs, employee discount programs, meals, travel, or vehicle allowances, any plans subject to Section 125 of the Code and any plans providing benefits or payments in the event of a change of control, change in ownership or effective control, or sale of a substantial portion (including all or substantially all) of the assets of any business or portion thereof.

“Benefit Plan” has the meaning given in ERISA Section 3(3), together with plans or arrangements that would be so defined if they were not (i) otherwise exempt from ERISA by that or another section, (ii) maintained outside the United States or (iii) individually negotiated or applicable only to one Person.

“Buyer” has the meaning set forth in the first paragraph of this Agreement.

“Buyer Compliance Certificate” means a certificate to the effect that each of the conditions specified in clauses (a) through (c) (insofar as clause (c) relates to Legal Proceedings involving the Buyer) of Section 5.3 is satisfied in all respects.

“CERCLA” means the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Certificate of Merger” has the meaning set forth in Section 1.3.

“CGCL” means the California General Corporation Law.

“Claim Notice” means written notification which contains (i) a description of the Damages paid, incurred, sustained, accrued or reasonably expected to be paid, incurred, sustained, accrued by the Indemnified Party and the Claimed Amount of such Damages, to the extent then known, (ii) a statement that the Indemnified Party is entitled to indemnification under Article VI for such Damages and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages.

“Claimed Amount” means the amount of any Damages incurred or reasonably expected to be incurred by the Indemnified Party.

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Date” means the date on which the conditions set forth in Article V are satisfied or waived by the applicable parties to this Agreement and the Closing occurs.

“COBRA” means Part 6 of Title I of ERISA, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Shares” means the shares of common stock, $0.0001 par value per share, of the Company.

“Company” has the meaning set forth in the first paragraph of this Agreement.

“Company Benefit Arrangement” means any Benefit Arrangement sponsored or maintained by the Company or any of its Subsidiaries, or with respect to which or which the Company or any of its Subsidiaries has or may have any current or future Liability, in each case with respect to any present or former directors, managers, employees, officers, agents or service providers of the Company or any of its Subsidiaries.

“Company Benefit Plan” means any Benefit Plan for which the Company or any of its Subsidiaries is or has been the “plan sponsor” (as defined in Section 3(16)(B) of ERISA) or any Benefit Plan the Company or any of its Subsidiaries maintains or has previously maintained or to which it is obligated to make payments or has or may have any current or future Liability, in each case with respect to any present or former employees of the Company or any of its Subsidiaries.

“Company Certificates” has the meaning set forth in Section 1.13(a).

“Company Compliance Certificate” means a certificate on behalf of the Company to the effect that each of the conditions specified in and clauses (a) through (d) (insofar as clauses (d) and (e) relate to Legal Proceedings involving the Company or a Subsidiary), (i), (j), and (l) of Section 5.2 is satisfied in all respects.

“Company Disclosure Letter” means the Disclosure Letter delivered by the Company to Buyer on the date hereof.

“Company Holders” means the holders of Common Shares, Preferred Shares, the Warrant and/or Options, in each case outstanding immediately prior to the Effective Time.

“Company Holder Transaction Costs” means (i) the fees and expenses of the Company’s investment banking, financial, legal, accounting and other advisers paid or incurred in connection with this Agreement, the negotiations related thereto and the transactions contemplated thereby, including without limitation any fees and expenses of Deloitte LLP in connection with the matters set forth on Schedule 8.1(b), (ii) any bonuses or similar payments made in connection with the transactions contemplated by this Agreement, including the employer portion of any payroll taxes attributable to such payments, (iii) the employer portion of any payroll taxes attributable to any payments of Option Consideration, (iv) the fees and expenses of the Holder Representative as set forth in Section 1.14(f) and (v) all premiums, fees and other amounts accrued or payable to obtain and maintain the D&O Insurance; in each case to the extent not paid by the Company on or prior to the Closing.

“Company Material Adverse Effect” means any material adverse change, event, circumstance or development with respect to, or material adverse effect on, (a) the business, assets, Liabilities, capitalization, operations, condition (financial or other), or results of operations of the Company and its Subsidiaries taken as a whole, or (b) the ability of the Buyer to operate the business of the Company and each of its Subsidiaries immediately after the Closing, other than any change, event, circumstance or development directly resulting from (A) changes in the economic, regulatory, or political conditions generally, globally, in the United States or in any of the other countries in which the Company or its Subsidiaries have material operations or sales (including any changes in applicable law or resulting from or arising in connection with any outbreak or escalation of war, terrorism or other conflict), so long as such changes do not disproportionately affect the business of the Company and its Subsidiaries taken as a whole as compared to similarly situated entities, (B) changes in the industry in which the Company and its Subsidiaries operate, so long as such changes do not disproportionately affect the business of the Company and its Subsidiaries taken as a whole as compared to similarly situated entities, (C) the announcement, pendency or consummation of this Agreement or any of the transactions contemplated hereby, and (D) the taking of any action by the Company or any of the Company’s Subsidiaries to the extent approved or consented to by the Buyer in writing. For the avoidance of doubt, the parties agree that the terms “material”, “materially” or “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to Company Material Adverse Effect.

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or a Subsidiary, in whole or in part.

“Company Registered Intellectual Property” means all Intellectual Property Registrations owned or purported to be owned by the Company or a Company Subsidiary, in whole or in part.

“Company Services” has the meaning set forth in Section 2.13(r).

“Company Shares” means the Common Shares and the Preferred Shares, together.

“Company Sites” has the meaning set forth in Section 2.13(r).

“Company Stock Plan” means the Company’s 2005 Stock Plan, as amended to date, and all other stock option plans and stock or equity-related plans of the Company.

“Company Stockholders” means the stockholders of record of the Company immediately prior to the Effective Time.

“Contract” means any legally binding written or oral agreement, contract, subcontract, lease, instrument, note, warranty, purchase order, license, sublicense, or other legally binding commitment.

“Contaminants” has the meaning set forth in Section 2.13(t).

“Contaminants” has the meaning set forth in Section 2.13(t).

“Continuing Employee” has the meaning set forth in Section 4.11.

“Controlling Party” means the party controlling the defense of any Third Party Action.

“Customer Offerings” means (a) the products (including Software products) that the Company or any of its Subsidiaries (i) currently manufactures, markets, distributes, makes available, sells or licenses to third parties, or (ii) has developed, manufactured, marketed, distributed, made available, sold or licensed to third parties since September 1, 2009, and (b) the services that the Company or any of its Subsidiaries (i) currently provides or makes available to third parties, or (ii) has provided or made available to third parties since September 1, 2009. A true and complete list of all Customer Offerings is set forth in Section 2.13(h) of the Company Disclosure Letter, provided that this list does not include any Software components incorporated or embedded within Customer Offerings that are not offered by the Company or its Subsidiaries separately from products that are otherwise listed in Section 2.13(h) of the Company Disclosure Letter. In addition, solely with respect to the use of the term “Customer Offerings” in connection with the phrase “as proposed to be conducted”, “Customer Offerings” shall also include any such products or services intended to be commercialized in the absence of the proposed transactions during the 15 months following the Effective Date, as listed on Section 2.13 of the Company Disclosure Schedule, excluding any modifications made by the Buyer to such products or services after the Closing that were not specified or documented by the Company or any of its Subsidiaries as of the Closing.

“Damages” means any and all debts, obligations and other Liabilities, judgments, defaults, monetary damages, fines, fees, penalties, interest obligations, Taxes, charges, assessments, deficiencies, other losses and all expenses (including expenses of investigation, defense, prosecution and settlement of claims, court costs, fees, expenses and costs of attorneys, accountants, investigators, financial advisors and experts, and other expenses of litigation, arbitration or other dispute resolution proceedings, in each case to the extent reasonable) in connection with any action or proceeding, Third Party Action, or other claim or dispute (including any claim or dispute relating to any right or asserted right under this Agreement, including an indemnification claim under Article VI, or any of the Ancillary Agreements against any party hereto or thereto or otherwise) (including amounts paid in settlement, interest, court costs), plus any interest that may accrue on any of the foregoing; provided that Damages shall exclude consequential, incidental, or indirect damages, special or punitive damages, including loss of revenue, profits or income, diminution in value or loss of business reputation or opportunity.

“DGCL” has the meaning set forth in Section 1.1.

“Disclosure Statement” means a written information statement containing the information prescribed by Section 4.3.

“Dispute” means the dispute resulting if the Holder Representative in a Response disputes the Indemnifying Securityholder’s Liability for all or part of the Claimed Amount.

“Dissenting Shares” means Company Shares held as of the Effective Time by a Company Stockholder who has not voted such Company Shares in favor of the adoption of this Agreement and with respect to which appraisal shall have been duly demanded and perfected in accordance with Section 262 of the DGCL and/or Chapter 13 of the CGCL and not effectively withdrawn or forfeited prior to the Effective Time.

“Documentation” means printed, visual or electronic materials, reports, white papers, documentation, specifications, designs, flow charts, code listings, instructions, user manuals, prepared frequently asked questions and responses, release notes, recall notices, error logs, diagnostic reports, marketing materials, packaging, labeling, service manuals and other information prepared by the Company or any of its Subsidiaries describing the use, operation, installation, configuration, features, functionality, pricing, marketing or correction of a product, whether or not provided to end users.

“D&O Insurance” has the meaning set forth in Section 4.12(b).

“Draft Adjusted Working Capital” means the calculation of Adjusted Working Capital provided by the Buyer to the Company pursuant to Section 1.6(b).

“Draft Tax Return” has the meaning set forth in Section 4.15.

“Effective Time” means the time at which the Surviving Corporation files the Certificate of Merger with the Secretary of State of the State of Delaware.

“Environmental Law” means any U.S. and foreign, federal, state or local Law, statute, rule, order, judgment, Permit or regulation or the common law relating to the environment, occupational health and safety, or exposure of Persons or property to Materials of Environmental Concern, including any statute, regulation, administrative decision or order pertaining to: (i) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Materials of Environmental Concern or documentation related to the foregoing; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release, threatened release, or accidental release into the environment, the workplace or other areas of Materials of Environmental Concern, including emissions, discharges, injections, spills, escapes or dumping of Materials of Environmental Concern; (v) transfer of interests in or control of real property which may be contaminated; (vi) community or worker right-to-know disclosures with respect to Materials of Environmental Concern; (vii) the protection of wild life, marine life and wetlands, and endangered and threatened species; (viii) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; and (ix) health and safety of employees and other Persons. As used above, the term “release” has the meaning set forth in CERCLA.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is, or at any applicable time was, a member of (1) a controlled group of corporations (as defined in Section 414(b) of the Code), (2) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (3) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or a Subsidiary.

“Escrow Agent” means Wilmington Trust, National Association.

“Escrow Agreement” means the escrow agreement between the Buyer and the Escrow Agent in the form attached hereto as Exhibit D.

“Estimated Adjusted Working Capital” has the meaning set forth in Section 1.6(a).

“Estimated Closing Balance Sheet” has the meaning set forth in Section 1.6(a).

“Excepted Representations” has the meaning set forth in Section 6.4(a).

“Exclusive Period” has the meaning set forth in Section 4.7(a).

“Expense Fund” has the meaning set forth in Section 1.14(f).

“Final Adjusted Working Capital” shall mean the final Adjusted Working Capital determined pursuant to the procedures set forth in Section 1.6.

“Final AWC Deficiency” has the meaning set forth in Section 1.6(c).

“Final AWC Excess” has the meaning set forth in Section 1.6(e).

“Final Closing Balance Sheet” shall mean the final balance sheet determined pursuant to the procedures set forth in Section 1.6.

“Financial Statements” means:

(a) the audited consolidated balance sheets of the Company as of March 31, 2012, 2011 and 2010 and the related audited statements of income, changes in stockholders’ equity and cash flows of the Company for the fiscal years ending March 31, 2012, 2011 and 2010, which have been audited by Deloitte LLP, together with the notes thereto and the report of Deloitte LLP; and

(b) the Most Recent Balance Sheet and the related unaudited consolidated statements of income, changes in stockholders’ equity and cash flows for the six months ended as of the Most Recent Balance Sheet Date together with any notes thereto.

“GAAP” means United States generally accepted accounting principles as of the date hereof.

“Government Contract” means any contract or task or delivery order under such contract that (i) is between the Company or any of its Subsidiaries and any Governmental Entity or (ii) is entered into by the Company or any of its Subsidiaries as a subcontractor (at any tier) in connection with a contract between another entity and a Governmental Entity.

“Governmental Entity” means any government, any governmental, administrative or regulatory authority, authority, commission, board, agency, party, peoples’ committee, ministry, department, instrumentality, bureau or political subdivision and any court, tribunal or judicial or arbitral body (whether U.S., European Union or any other multinational, supranational, national, federal, state or local authority or, in the case of an arbitral body, whether governmental, public or private).

“Holder Representative” has the meaning set forth in the first paragraph of this Agreement.

“Indebtedness” means (a) indebtedness for borrowed money, (b) indebtedness secured by any Security Interests on owned property, whether or not the indebtedness secured has been assumed, (c) indebtedness evidenced by notes, bonds, debentures or similar instruments, (d) capital leases, (e) letters of credit and (f) guarantees with respect to Liabilities of a type described in any of clauses (a) through (e) above.

“Indemnified Parties” means the Buyer and its Subsidiaries and their respective directors, officers, employees, and Representatives prior to the Closing and the Buyer, the Surviving Corporation and their respective Subsidiaries and their respective directors, officers, employees, and Representatives following the Closing.

“Indemnifying Securityholders” shall mean the Company Stockholders receiving the Merger Consideration pursuant to Section 1.5 and the holders of Options and the Warrant receiving the Merger Consideration pursuant to Section 1.8.

“Indemnity Escrow Amount” has the meaning set forth in Section 1.9(b).

“Indemnity Escrow Fund” has the meaning set forth in Section 1.9(b).

“Intellectual Property” means the following as recognized in the United States or any foreign jurisdiction:

(a) patents, patent applications, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations) (collectively, “Patent Rights”);

(b) registered trademarks and service marks, logos, Internet domain names, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common law trademarks and service marks and trade dress (“Trademarks”), and all goodwill in the foregoing;

(c) copyrights, designs, data and database rights, mask works and any other rights in semiconductor topologies and registrations and applications for registration thereof, excluding moral rights of authors (“Copyrights”);

(d) trade secrets and confidential business information, know-how, manufacturing and product processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice, in each case that is not generally known to other Persons who are not subject to an obligation of nondisclosure and that derives actual commercial value from not being generally known to other Persons (“Trade Secrets”); and

(e) other proprietary rights relating to any of the foregoing (including remedies against infringement thereof) and rights of protection of interest therein under the Laws of all jurisdictions.

“Intellectual Property Registrations” means Patent Rights, registered Trademarks, registered copyrights and designs, mask work registrations and applications for each of the foregoing.

“Internal Systems” means the Software and Documentation and the computer, enterprise communications and network systems, laboratory equipment, and test, calibration and measurement apparatus used by the Company or any of its Subsidiaries in their business or operations or to develop, manufacture, fabricate, assemble, provide, distribute, support, maintain or test the Customer Offerings.

“Key Employees” means the following employees of the Company: Anthony Bonora, Pablo Gonzalez, Frank Kohoutek, Karl Shieh, May Su and Lawrence Wise, provided, that if any such employee shall die or become permanently disabled prior to the Effective Time, such employee shall no longer constitute a “Key Employee”.

“knowledge of” the Company, “known to” the Company or any similar phrase means the actual knowledge of each of Robert B. MacKnight, James McCormick, Frank Kohoutek, Larry Wise, Anthony C. Bonora, Randy Clegg, May Su and Cecilia Hayes.

“Law” means any applicable U.S. and foreign federal, state, national, provincial, local and municipal law (including common law), statute, ordinance, code, rule, order, regulation, directive or other legal or administrative requirement enacted, entered, promulgated or issued by any Governmental Entity. Any reference to any federal, state, national provincial, local, municipal, foreign or other law shall be deemed also to refer to all rules and regulations promulgated thereunder (including rules and regulations of the Securities and Exchange Commission and state securities regulators), unless the context requires otherwise.

“Lease” means any lease or sublease pursuant to which the Company or any of its Subsidiaries leases or subleases from another Person any real property.

“Legal Proceeding” means any action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator.

“Letter of Transmittal” has the meaning set forth in Section 1.13.

“Liabilities” means any direct or indirect liability, Indebtedness of the Company, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, whether accrued, absolute, contingent, mature, non-mature or otherwise and whether known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured.

“Major Holders” means Tallwood II Annex, L.P., Tallwood II, L.P., Tallwood II Partners, L.P., Tallwood II Associates, L.P., Intel Capital Corporation and each of their respective Affiliates.

“Materials of Environmental Concern” means any: pollutants, contaminants or hazardous substances (as such terms are defined under CERCLA), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), chemicals, other hazardous, radioactive or toxic materials, oil, petroleum and petroleum products (and fractions thereof), biohazards and medical wastes, or any other material (or article containing such material) listed or subject to regulation under any Law, Environment Law, order, Permit, or directive due to its potential, directly or indirectly, to harm the environment or the health of humans or other living beings.

“Merger” means the merger of Merger Sub with and into the Company in accordance with the terms of this Agreement.

“Merger Consideration” has the meaning set forth in Section 1.5(f)(v).

“Merger Consideration Allocation Spreadsheet” has the meaning set forth in Section 2.2(d).

“Merger Sub” has the meaning set forth in the first paragraph of this Agreement.

“Most Recent Balance Sheet” means the unaudited consolidated balance sheet of the Company as of the Most Recent Balance Sheet Date.

“Most Recent Balance Sheet Date” means September 30, 2012.

“Non-Competition Agreement” means the non-competition agreement in the form attached hereto as Exhibit B.

“Non-controlling Party” means the party not controlling the defense of any Third Party Action.

“Option” means each option to purchase or acquire securities of the Company under any Company Stock Plan.

“Option Consideration” means an amount in cash equal to the product of (i) the excess of the Per Common Share Amount over the exercise price per Common Share of such Vested Option and (ii) the number of Common Shares subject to such Vested Option.

“Other Intermediaries” has the meaning set forth in Section 4.7(a).

“Other Company Stockholder” has the meaning set forth in Section 4.7(a).

“Ordinary Course of Business” means the ordinary course of business of the Company and its Subsidiaries consistent with past practice.

“Owned Real Property” means each item of real property owned by the Company or any of its Subsidiaries.

“Owned Software” has the meaning set forth in Section 2.13(i).

“Parties” the Buyer, the Merger Sub, the Company and the Holder Representative.

“Payment Agent” has the meaning set forth in Section 1.13(a).

“Per Common Share Amount” has the meaning set forth in Section 1.5(f)(iv).

“Permits” means all permits, licenses, registrations, certificates, orders, approvals, franchises, variances and similar rights issued by or obtained from any Governmental Entity (including those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property).

“Person” means any: (i) individual, (ii) corporation, general partnership, limited partnership, limited liability partnership, trust, company (including any limited liability company or joint stock company) or other organization or entity, or (iii) any Governmental Entity.

“Personally Identifiable Information” means any information that alone or in combination with other information held by the Company or any of its Subsidiaries can be used to specifically identify a natural Person.

“Post-Closing Payment Date” has the meaning set forth in Section 1.8(c).

“PPACA” means the Patient Protection and Affordable Care Act.

“Preferred Shares” means, collectively, the shares of Series A Preferred Stock and Series B Preferred Stock.

“Pro Rata Portion” means with respect to any Indemnifying Securityholder, the percentage specified under the column heading “Pro Rata Portion” on the Merger Allocation Spreadsheet which shall have been determined by dividing the aggregate amount of Merger Consideration that such Indemnifying Securityholder will receive pursuant to this Agreement (which amount shall be set forth on the Merger Allocation Spreadsheet) by the total Merger Consideration.

“Public Official” means (i) officers and employees of Governmental Entities, regardless of decision-making ability or rank; (ii) officers and employees of companies owned or controlled by a Governmental Entity, even where the company seems like a commercial company (such as state-owned companies); (iii) officers and employees of public international organizations (such as the World Bank, and the United Nations); (iv) representatives and people acting in official capacities for governments, state-owned or controlled companies, and public international organizations; and (v) political parties and officials and candidates for political office.

“Public Software” has the meaning set forth in Section 2.13(i)(iv).

“Qualified Plan” means any Company Benefit Plan that meets, purports to meet or is intended to meet the requirements of Section 401(a) of the Code, including any previously terminated plan.

“Reasonable Best Efforts” means best efforts, to the extent commercially reasonable.

“Repatriated Cash” has the meaning set forth in Section 4.14.

“Representative Losses” has the meaning set forth in Section 1.14(f).

“Representatives” has the meaning set forth in Section 4.7(a).

“Requisite Stockholder Approval” means the affirmative vote of (i) the holders of at least a majority of the outstanding Common Shares and Preferred Shares (on an as-converted to common basis) voting together as a single class, (ii) the holders of at least a majority of the Common Shares voting as a single class, and (iii) the holders of at least seventy percent (70%) of outstanding Preferred Shares voting together as a single class to adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement, including the Merger.

“Response” means a written response containing the information provided for in Section 6.3(c).

“Securities Act” means the Securities Act of 1933, as amended.

“Security Interest” means any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of Law), other than (i) mechanic’s, materialmen’s, carrier’s, worker’s, repairer’s and similar liens, (ii) liens for Taxes not yet due and payable, that are not yet subject to penalties for delinquent nonpayment, or that are being contested in good faith by appropriate proceedings, (iii) purchase money liens and liens securing rental payments under capital lease arrangements, (iv) any liens that will be discharged or released either prior to, or simultaneous with, the Closing, (v) any liens created by the Buyer or any of its Affiliates, (vi) liens arising under worker’s compensation, unemployment insurance, social security, retirement, and similar legislation, (vii) liens on goods in transit incurred pursuant to documentary letters of credit, (viii) statutory landlords liens or similar liens, (ix) matters of record, (x) matters that would be disclosed by an accurate survey of the real property subject to the Leases, provided that such matters are not material to the Company, (xi) matters to which the landlord’s interest in such property is subject and (xii) any other non-material liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

“Series A Conversion Ratio” has the meaning set forth in Section 1.5(f)(vi).

“Series B Conversion Ratio” has the meaning set forth in Section 1.5(f)(vii).

“Series A Preference Amount” has the meaning set forth in Section 1.5(f)(viii).

“Series B Preference Amount” has the meaning set forth in Section 1.5(f)(ix).

“Series A Preferred Stock” means the Series A Preferred Stock, $0.0001 par value per share, of the Company.

“Series B Preferred Stock” means the Series B Preferred Stock, $0.0001 par value per share, of the Company.

“Shrink-Wrap Software” means any item of software, other than Public Software (as defined in Section 2.13(i)(iv)), that is: (i) generally commercially available in executable code form under, and licensed by the Company or a Subsidiary under, an unsigned shrink-wrap or click-wrap end user license or other similar unsigned end user license; (ii) not incorporated into or bundled or distributed with any Customer Offering and is not a software development tool or development environment; and (iii) generally commercially available for a total cost of not more than $15,000 in annual fees for such item of software for all users and equipment for which such software is used by the Company and the Subsidiaries.

“Software” shall mean computer software code, applications, utilities, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code or object code form.

“Stockholder Agreements” has the meaning set forth in the Recitals.

“Subsidiary,” with respect to any Party, means any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such Party (or another Subsidiary of such Party) holds stock or other ownership interests representing (a) more than fifty percent (50%) of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than fifty percent (50%) of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

“Surviving Corporation” means the Company, as the surviving corporation in the Merger, for time periods from and after the Effective Time.

“Taxes” means all taxes, charges, fees, duties, contributions, levies or other similar assessments or Liabilities, including without limitation, income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, registration, recording, excise, real property, personal property, sales, use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, license, lease, service, service use, severance, stamp, occupation, escheat, windfall profits, customs, duties, franchise, estimated and other taxes of any kind whatsoever imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.

“Tax Returns” means all reports, returns (including information returns), declarations, or statements relating to Taxes, including any schedule or attachment thereto and any related or supporting workpapers or information with respect to any of the foregoing, including any amendment thereof filed with or submitted to any Governmental Entity in connection with the determination, assessment, collection or payment of Taxes or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Tax, and including, for the avoidance of doubt, the Report of the Foreign Bank and Financial Accounts (Treasury Department Form TDF 90-22.1).

“Technology” means any or all of the following (i) works of authorship, including Software, firmware, architecture and documentation; (ii) devices, prototypes, hardware, designs and schematics; (iii) Trade Secrets; (iv) inventions (whether or not patentable), discoveries and improvements; (v) logos, domain names, trademarks and trade dress; (vi) methods and processes, including manufacturing processes and techniques; and (vii) any other tangible or electronic embodiments of Intellectual Property.

“Third Party Acquisition” has the meaning set forth in Section 4.7(a).

“Third Party Action” means any suit or proceeding by a Person or entity other than (and unaffiliated with) Buyer or the Company, which would reasonably be expected to result in a claim for indemnification pursuant to Article VI.

“Third Party Software” has the meaning set forth in Section 2.13(i).

“Threshold” has the meaning set forth in Section 6.4(b).

“Transfer Taxes” has the meaning set forth in Section 4.11(a)(iv).

“Vested Option” means the portion of an Option that is vested and outstanding as of the Effective Time (after giving effect to the acceleration provisions set forth in Section 1.8(a)).

“Warrant” means that certain warrant to purchase Series B Preferred Stock issued to Partners for Growth, II, L.P. dated August 31, 2009, which represents the right to purchase an aggregate of 750,000 shares of Series B Preferred Stock.

“Warrant Consideration” means an amount in cash equal to the product of (i) (A) the Series B Preference Amount, plus (B) the product obtained by multiplying the Per Share Common Amount by the Series B Conversion Ratio, minus (C) the exercise price per share pursuant to the Warrant, multiplied by (ii) the number of Warrant Shares.

“Warrant Shares” means the shares of Series B Preferred Stock issuable upon exercise of the Warrant.

“Working Capital Escrow Amount” has the meaning set forth in Section 1.9(a).

“Working Capital Escrow Fund” has the meaning set forth in Section 1.9(a).

8.2 Certain Rules of Construction.

(a) Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(b) Unless the context of this Agreement otherwise requires, (i) words of either gender or the neuter include the other gender and the neuter, (ii) words using the singular number also include the plural number and words using the plural number also include the singular number, (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement as a whole and not to any particular Article, Section or other subdivision, (iv) the terms “Article” or “Section” or other subdivision refer to the specified Article, Section or other subdivision of the body of this Agreement, (v) the word “include” shall be deemed to be followed by the phrase “but are not limited to”, the word “includes” shall be deemed to be followed by the phrase “but is not limited to”, and the word “including” shall be deemed to be followed by the phrase “but not limited to”, (vi) when a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated, (vii) when a statement herein with respect to a particular matter is qualified by the phrase “in all material respects,” materiality shall be determined solely by reference to, and solely within the context of, the specified matter and not with respect to the entirety of this Agreement or the entirety of the transactions contemplated hereby, (viii) the terms “third party” or “third parties” refers to Persons other than the Buyer, the Company and the Holder Representative, and (ix) “made available” shall mean that the document being made reference to was included (at least three (3) business days prior to the date hereof with written notice to the Buyer) in the Company’s electronic data room to which the Buyer and its representatives have been provided access. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(c) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party. The drafting and negotiation of the representations, warranties, covenants and conditions to the obligations of the Buyer, the Company and the Holder Representative herein reflect compromises, and certain provisions may overlap with other provisions or may address the same or similar subject matters in different ways or for different purposes. It is the intention of the Parties that, to the greatest extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, (i) the provisions of in this Agreement shall be construed to be cumulative; (ii) each provision of this Agreement shall be given full separate and independent effect; and (iii) no provision shall be limited by any other provision unless such limitation is expressly set forth.

ARTICLE IX

MISCELLANEOUS

9.1 Press Releases and Announcements. None of the Company, any of its Subsidiaries or the Holder Representative shall issue any press release or public announcement relating to the subject matter of this Agreement without the prior written approval of the Buyer; provided, however that the Company, any of its Subsidiaries, the Holder Representative or any of their respective Affiliates may issue any press release or public announcement relating to the subject matter of this Agreement provided that such press release or public announcement only discloses information that was previously disclosed by the Buyer in a press release issued by the Buyer. No press release issued by any party shall disclose the financial terms of this Agreement without the mutual consent of the Buyer and the Holder Representative.

9.2 No Third Party Beneficiaries. Except as set forth in Section 4.12 (Directors’ and Officers’ Indemnification), this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

9.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, with respect to the subject matter hereof; provided that the Confidentiality Agreement, dated as of March 9, 2012 between the Buyer and the Company shall remain in effect in accordance with its terms.

9.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign any of its rights or delegate any of its performance obligations hereunder without the prior written approval of the other Parties; provided that the Buyer may assign its rights, interests and obligations hereunder to an Affiliate of the Buyer. Any purported assignment of rights or delegation of performance obligations in violation of this Section 9.4 is void.

9.5 Counterparts and Facsimile Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile signature.

9.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

9.7 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered four business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent for next business day delivery via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

If to the Company (prior to the Closing): Crossing Automation Inc. 46702 Bayside Parkway Fremont, CA 94538 Telecopy: (510) 661-5166 Attention: Robert MacKnight, President and Chief Executive Officer	Copy to (which shall not constitute notice): Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 Telecopy: (650) 463-2600 Attention: Christopher Kaufman and Jamie Leigh

If to the Buyer, Merger Sub or the Company (after the Closing): Brooks Automation, Inc. 15 Elizabeth Drive Chelmsford, MA 01824 Telecopy: (978) 262-2500 Attn: General Counsel	Copy to (which shall not constitute notice): Wilmer Cutler Pickering Hale and Dorr LLP 950 Page Mill Road Palo Alto, CA 94304 Telecopy: (650) 858-6100 Attention: Joe Wyatt

If to the Holder Representative: Shareholder Representative Services LLC 1614 15th Street, Suite 200 Denver, CO 80202 Telecopy: (303) 623-0294 Attention: Managing Director	Copy to (which shall not constitute notice): Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 Telecopy: (650) 463-2600 Attention: Christopher Kaufman and Jamie Leigh

Any Party may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

9.8 Governing Law. All Legal Proceedings and other matters arising out of or in connection with or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal Laws of the state of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the state of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdictions other than those of the state of Delaware.

9.9 Amendments and Waivers. The Parties may mutually amend any provision of this Agreement at any time prior to the Closing; provided, however, that any amendment effected subsequent to the Requisite Stockholder Approval shall be subject to any restrictions contained in the DGCL. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party giving such waiver. No waiver by any Party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. Without limiting the generality of the foregoing, no amendment, supplement or update after the date of this Agreement shall be made to the Company Disclosure Letter without the express written consent of Buyer, and no amendment, supplement or update made or delivered (or purporting to be made or delivered) after the date of this Agreement without such consent shall have any effect on any of the rights or obligations of the Company or Buyer.

9.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

9.11 Submission to Jurisdiction. Each Party (a) submits to the jurisdiction of any state or federal court sitting in the state of Delaware in any action or proceeding arising out of or relating to this Agreement (including any action or proceeding for the enforcement of any arbitral award made in connection with any arbitration of a Dispute hereunder), (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court,

(c) waives any claim of inconvenient forum or other challenge to venue in such court, (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court and (e) waives any right it may have to a trial by jury with respect to any action or proceeding arising out of or relating to this Agreement. Each Party agrees to accept service of any summons, complaint or other initial pleading made in the manner provided for the giving of notices in Section 9.7, provided that nothing in this Section 9.11 shall affect the right of any Party to serve such summons, complaint or other initial pleading in any other manner permitted by Law.

9.12 WAIVER OF TRIAL BY JURY. TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN ANY LEGAL PROCEEDING ARISING HEREFROM, THE PARTIES HERETO CONSENT TO TRIAL WITHOUT A JURY IN ANY LEGAL PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY HERETO OR ITS SUCCESSORS AGAINST ANY OTHER PARTY HERETO OR ITS SUCCESSORS IN RESPECT OF ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, REGARDLESS OF THE FORM OF LEGAL PROCEEDING.

9.13 Specific Performance. Each Party acknowledges and agrees that the other Party would be damaged imminently and irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached for which monetary damages and other legal remedies would not be adequate. Accordingly, each Party agrees that, in addition to any other remedies which may be available to such Party, the other Party is entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any Legal Proceeding instituted in any court of the United States or any state or jurisdiction thereof having jurisdiction over the Parties and the matter; provided, however, that the Buyer shall be entitled to enforce specifically this Agreement and the terms and provisions hereof, without the requirement of obtaining, furnishing or posting a bond, in the event that the conditions in Section 5.2 have been satisfied and the Buyer has satisfied all of the conditions set forth in Section 5.3, but the Company refuses to consummate the transactions to be consummated at the Closing for any reason, in which case none of the Company nor any of its Subsidiaries will and they will cause their respective Representatives not to assert as a defense to such action that monetary damages or another remedy at law would be adequate.

9.14 Provision Respecting Legal Representation. Each of the Parties, except Intel Capital Corporation, hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates, that Latham & Watkins LLP may serve as counsel to each and any holder of capital stock of the Company, the Holder Representative and their respective Affiliates (individually and collectively, the “Holder Group”), on the one hand, and the Company, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, Latham & Watkins LLP (or any successor) may serve as counsel to the Holder Group or any director, member, partner, officer, employee or Affiliate of the Holder Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation and each of the Parties hereby consents thereto and waives any conflict of interest arising therefrom, and each of the Parties shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation.

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IN WITNESS WHEREOF, the Parties have executed this Agreement and Plan of Merger as of the date first above written.

BROOKS AUTOMATION, INC.

By:	/s/ Martin S. Headley
Name:	Martin S. Headley
Title:	Executive Vice President and Chief Financial Officer

NINERS ACQUISITION CORPORATION

By:	/s/ Martin S. Headley
Name:	Martin S. Headley
Title:	Treasurer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the Parties have executed this Agreement and Plan of Merger as of the date first above written.

CROSSING AUTOMATION INC.

By:	/s/ Robert MacKnight
Name:	Robert MacKnight
Title:	Chief Executive Officer

IN WITNESS WHEREOF, the Parties have executed this Agreement and Plan of Merger as of the date first above written.

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Holder Representative

By:	/s/ Mark B. Vogel
Name:	Mark B. Vogel
Title:	Managing Director